Data Transmission Network Corporation (DTN(R)), an electronic information and communication services company headquartered in Omaha, Nebraska, is a leader in the electronic satellite delivery of time-sensitive information (NEWS...NOT HISTORY(R)). DTN is committed to providing comprehensive, timely and affordably priced information to our customers. DTN's services are tailored to meet our subscribers' needs and are valuable tools in managing business and personal affairs.

The Company began operations in 1984, went public in January 1987, and continues to evolve into a full-service information provider and communication network. DTN distributes information via small dish Ku-band satellite, FM radio side-band channels, TV cable (VBI-vertical blanking interval), FAX, e-mail and the Internet. Most subscribers utilize a DTN receiver capturing information around the clock and converting it to text, graphics and audio.

Prior to 1992, DTN supported only a monochrome receiver system capable of receiving and displaying information. In 1992, the Company introduced the Advanced Communications EngineSM (ACE) receiver that expanded the information and communication services provided by the Company. DTN receivers contain multiple processors for capturing, manipulating and displaying high resolution color video pictures, graphics and text. In addition, these processors provide the ability to play audio clips and to utilize a phone modem. The ACE receiver is equipped with an internal hard drive allowing processed information to be stored, archived and then displayed by using the built-in control panel, a keyboard or a mouse.

DTN's services reach 158,800 subscribers in the U.S. and Canada. The Company provides services for the agricultural, automotive, energy, farm implement, financial, mortgage, produce, golf, turf management, aviation, construction, emergency management and other weather-related industries. The services include DTN AgDaily(R) and DTN FarmDayta(R), targeted for agribusinesses; DTN Pro SeriesSM and DTN FarmDayta Elite(R), advanced information services for agribusinesses; DTNstant(R), for customers needing a real-time agricultural ticker service; DTNironSM for the farm implement dealer; DTN PROduce for the produce industry; DTN Weather Center, for the golf, turf management, aviation, marine, forestry, travel and construction industries; DTN Real^Time, DTN Wall Street and DTN SpectrumSM for the financial services industry; DTN FirstRate
for  the  mortgage  industry;   DTNergy  for  the  petroleum  and  natural  gas
industries; DTNautoSM for the auto auctions and auto dealers; DTN Missing Children Information Center and joint ventures for the electrical equipment and trucking industries.

Led by customer suggestions and demands, Data Transmission Network Corporation has engineered growth and evolution from what we were--the first low-cost, electronically delivered agricultural commodities information service--to what we are today--a multi-faceted information provider utilizing a full-service communication technology system delivering the most valuable of all commodities, timely information (NEWS...NOT HISTORY).

Our Mission continues as we strive to provide the best information and analysis available, as quickly as possible, at an affordable cost to our customers. Among many things critical to successfully meeting those commitments, the three most important are customer service, customer service, and customer service!

As fellow shareholders of the Company, DTN employees' number one goal is the long-term enhancement of the value of our company.

                                       1

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



FINANCIAL HIGHLIGHTS
---------------------------------------------------------------------------------------
                                                                                Percent
                                                    1997             1996       Change
                                                ------------     -------------  -------
For the Year
        Revenues                                $126,374,352     $ 98,383,713      28 %
        Operating cash flow1                      54,698,708       40,377,428      35 %
        Income (loss) before income taxes          3,407,081       (1,404,306)      -
        Net income (loss)                          2,236,081         (958,306)      -
        Diluted income (loss) per share         $        .19     $       (.09)      -
At Year End
        Total assets                            $162,430,898     $ 77,729,762      (9)%
        Long-term debt and subordinated notes     72,891,370       97,747,823     (25)%
        Stockholders' equity                      32,196,173       28,290,289      14 %
        Book value per share                    $       2.89     $       2.57      12 %
Key Indicators
        Total subscribers at year-end                158,800          145,900       9 %
        Subscriber retention rate                     88.1 %           89.3 %      (1)%
        Net development costs2                  $  5,199,605     $  5,344,261      (3)%
        Operating cash flow from core services3 $ 59,701,141     $ 45,512,581      31 %
As a Percent of Revenue
        Operating cash flow1                          43.3 %           41.0 %
        Operating cash flow from core services3       48.5 %           47.4 %
        Depreciation and amortization                 33.5 %           34.0 %
        Interest                                       7.2 %            8.6 %
        Net income (loss) before income taxes          2.7 %           (1.4)%

1 Operating income before depreciation and amortization expense.

2 Net Development Costs are defined as the sum of 1) market research activities,
  2) hardware and software engineering,
  research and development and 3) the negative operating cash flow (prior to corporate allocations plus interest) of new services.

3 Core services are services no longer in the initial development process. Oper-ating cash flow from core services as a percent of revenue is calculated on core services revenue.



                              FIVE YEARS IN REVIEW
--------------------------------------------------------------------------------
GRAPHS IN TABULAR FORM:
                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----

  Revenues
($ millions)              36.0      46.1      62.3      98.4     126.4


                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----
Operating Cash Flow
    ($ millions)          12.9      15.8      23.2      40.4      54.7



                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----
Operating Cash Flow
(percent of revenue)       36%       34%       37%       41%      43.3%


                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----
Net Development Costs
    ($ millions)           2.7       4.3       3.7       5.3       5.2


                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----
Subscribers At Year End
      (thousands)         74.1      82.0      95.9      145.9     158.8


                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----
Subscriber Retention Rate
       (percent)          88.8      89.8      91.0      89.3      88.1


                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----
Annual Revenue
Per Subscriber
($ based on average
 subscribers)             507       591       700       775       830



                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----
Annual Operating Cash
Flow Per Subscriber
($ based on average
 subscribers)             123       202       260       318       359


                                       3

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


LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------

1997 was a very good year for DTN. Your company produced record revenues and operating cash flow (operating income before depreciation and amortization), known by analysts as EBITDA. The employees at DTN were kept busy with integration of the Broadcast Partners acquisition, a few additional small acquisitions, focusing on maintaining operating efficiencies, introduction of new services, and the support and growth of existing services.

The following 1997 operating results are our leading economic indicators and are what we use to quantify DTN's fiscal well being.

o  Total  subscribers increased 9% to 158,800, up from 145,900 in 1996.

o  Revenues grew 28% to $126,374,352 compared to $98,383,713 in 1996.

o Operating cash flow increased 35% to $54,698,708, up from $40,377,428 in 1996.

o Net Income was $2,236,081 or $.19 per share in 1997 compared to a loss of $958,306 or $(.09) per share in 1996.

o Operating cash flow as a percentage of revenue increased to 43%, up from 41% in 1996.

o Subscription revenue per subscriber per month for all subscribers was $55.10 in 1997 compared to $49.24 in 1996.

o  Subscription   revenue  per  subscriber per month  for  all  new subscription sales was an all time high of $67.84 for 1997.

o Operating revenue per subscriber per month consisting of subscriptions, additional services, communications and advertising increased to $66.29 for 1997, up from $60.92 in 1996.

During 1997, the Broadcast Partners acquisition recorded $25,257,700 of revenue compared to $15,446,800 in 1996. In addition, this operation recorded
$15,687,800 of operating cash flow compared to $9,838,200 in 1996. This is primarily the result of 1996 including approximately eight months of operating results due to the closing on May 3, 1996, vs. twelve months of operating results for 1997. During 1997, we made an effort to educate our shareholders on why our percentage growth in revenue and cash flow is significantly higher than our percentage growth in subscribers. Substantively our growth in operating revenue per subscriber per month from $60.92 in 1996 to $66.29 in 1997 or 9% is a key ingredient in these percentage growth differences. We expect revenue and operating cash flow growth to continue to outdistance our percentage growth in subscribers. We continue to review potential acquisitions that make sense for DTN and here is a summary of those completed in 1997.

o In January, the Company acquired 500 real-time commodities subscribers from Market Quoters and Northern Data for $750,000 cash.

o In March, the Company acquired 2,400 real-time commodities subscribers from Market Communications Group LLC, a joint venture of Reuters America, Inc. and Farmland Industries, Inc. for $3.6 million cash. Included, DTN acquired preferred rights to distribute Reuters real-time news and information to the commodities, energy and metals markets.

o In July, the Company acquired The Network, Inc., a cotton trading network for $1,000,000 payable over five years. This enables DTN to generate revenues from a transactional service which facilitates in the trading of cotton.

o In October, the Company acquired approximately 700 subscribers on the ACRES agriculture system from the Arkansas Farm Bureau. DTN agreed to pay $600 per converted subscriber plus a $6.00 per month royalty to Arkansas for the lesser of the life of the subscriber or ten years.

In addition to growth from acquisitions, we are focused on growing the business with the introduction of new services. The following is a quick review of the services introduced in 1997.

o DTN Travel Center -- A weather, news, markets and sports information service which includes special weather features on road condition forecasts and road closed notices. Our initial target market for this service is for display in the lobbies of the approximately 20,000 U.S. hotels and motels with 50 rooms or more.

o DTN Marine -- Primarily a weather service with specialty weather features which include coastal sea condition forecasts, marine buoy data for wind, tide and water temperature and sea surface temperature maps. Our initial target market is marinas and charter boats which total approximately 15,000.

o DTN Forestry Center -- Primarily a weather service which we developed with help from the U.S. Forestry Service. Specialty weather features associated with this product include a relative fire risk map, upper air analysis and humidity and wind speed maps. Our initial target market is the approximately 5,000 District Forest Management offices located in the lower 48 U.S. states and Canada.

o DTN Real^Time -- DTN Real^Time is our first venture into providing a service which delivers instant securities quotes (vs. 15 minute delayed) on over 175,000 different stocks, options and commodities. DTN Real^Time delivers the information via new generation of DTN proprietary hardware into a customer's PC where it is captured and displayed through use of custom software.

Regarding DTN Real^Time, I opened in my 2nd Quarter, 1997 letter to share-holders that "we believe the combination of our product quality, our very competitive pricing strategies and our distribution capabilities will allow us to succeed and maybe even excel in this marketplace." I still believe this to be the case. From May of 1997 thru December of 1997, DTN Real^Time subscription sales have grown steadily from 30 per month to approximately 300 per month.

Applying a western cliche for 1998, I would say that if "the good Lords willin' and the creek don't rise", 1998 should be replete with some of our previous successes.

As always, many thanks to our customers, shareholders, financiers and suppliers for their support. And a special thanks to all of our employees and their families for a successful 1997.

                              Very sincerely yours,


                              Roger Brodersen
                              Chairman and CEO


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

INFORMATION TECHNOLOGY UPDATE
--------------------------------------------------------------------------------

In last quarter's Report to Shareholders, I provided a summary covering DTN's real-world experience with the Internet at the product level. While those examples and quotations could be updated, the general analysis and conclusions regarding the Internet remain fundamentally sound. In this update, I will be providing you with more generalized information and comments pertaining to the broader nature of information technology, the information marketplace, and DTN's position within that marketplace. Many of my comments are in response to questions or concerns communicated from our shareholders. (New shareholders may wish to look at the Technology Updates in DTN's 1996 Annual Report and the first and third quarters' 1997 Report to Shareholders. Copies of these updates may be requested from Linda Grunberg--DTN Public Relations Director at (402)390-2328 or seen at DTN's corporate web site, www.dtn.com, under Company Information.)


Updates  Revisited

While the Internet has become a very useful and versatile tool, it is not the only nor always the best tool for every situation. With its strengths come some limitations and weaknesses. I do not contend that the Internet is broken (except when parts of it occasionally are), nor unusable (except once in awhile), nor anything but a revolution in progress. It is undoubtedly a revolution that is changing the face of information technology and, indeed, the world. This is taking place somewhat more slowly than the hype would lead you to believe, with the change deepening and expanding over generations. Increasingly, the Internet is finding its niches based, not on hype, but on its inherent strengths. So far, these strengths focus on e-mail, entertainment, and research, with digital telephony starting to come to the fore--none of which are particularly competitive with DTN's orientation.

          NOTE: While my observation is subjective, of late there seems to be significantly more humility and somewhat less hubris in Internet businesses at large. That in itself is an indication of the maturing of this information tech-nology and the companies that are involved in it.

Business Models...or,  When Technology is not Enough!

Over the course of the last year, many new and exciting capabilities have come to the Internet. But, in addition, a dawning sense of reality is intruding into this sometimes-tangled web. Most interesting to me, both personally and professionally, is that so much of this reality is due to limitations in the various business models for providing Internet services as opposed to limitations of any specific technology. Achieving a consistent and predictable level of revenue, let alone profit, proves to be more of a challenge than creating the specific technology needed. The dazzle and drama of new technological advances no longer exist only on a utopian stage--where content is free, bandwidth is free, everything always works, there is no human error, no hardware failures, no need for customer service, and the world beats a path to your door to give you money. (I'm reminded of the fine line between vision and hallucination...)

Some interesting  examples  showing that economic reality is setting in include:

USA TODAY runs a cover story, "More sites take first steps toward charging users." Some of the more pertinent quotes include:

   "People are realizing that the experimentation is over--'98 is about making money."
        --Jim Kinsella, MSNBC's general manager.

   "But I've spent the last year and a half looking at the economics, and we're nowhere even close. I don't believe that as the Web matures for advertising that there will be enough revenue to support us."
       --Roger Weed, Publisher of SLATE (Microsoft's news and politics oriented webzine).

   "The lesson everyone will have to learn is that no one model will work."
       --Rich Wiggens, WebReference.com (an online technical magazine).

INVESTOR'S BUSINESS DAILY (10/10/97) ran a front-page article, "WAS THE INTERNET OVERHYPED?" According to this article:

   About 60% of U.S. households still don't have a computer and about 85% don't have a modem.

   "...companies, many of them sucked in by the hype, have invested heavily in the Internet. Last year, they sank nearly $35 billion into the Internet, including infrastructure, World Wide Web sites, and data protection." --Zona Research. "So far, returns on that investment have been low--a lot of glitter, but not much gold."

ZDNet, an online Web site that closely tracks technology and the Internet in general, provides several interesting views:

   "We've entered a period of Internet disappointment and dissatisfaction. For instance, a survey by the Deloitte Consulting group claims North American corporate executives are disillusioned with the Internet. Some 69% of the respondents said Internet costs are a `significant concern,' way up from 16% in 1995. As a result, the number planning to increase Internet spending dropped to 31%, less than half the previous figure of 65%."
       --Jesse  Berst  (ZDNet AnchorDesk Editorial Director) 01/19/98.

   "The Net traffic jam is for real."
       --Randy Barrett (Inter@ctive Week Online.) 12/24/97.

As an entertaining side bar, I heard an industry speaker discuss a survey directed towards new (less than 6 months online) Internet users. Only seven out of ninety said they knew what a "browser" was. Two of the seven said it was themselves. They were right!

Though I could add technology-oriented headlines to the above sampling, they would serve only to cloud my point. Instead, the quotes above address day-to-day issues that are far less sexy than is technology. They concern such mundane issues as day-to-day operations, fundamental economics, revenues, and returns--the basics of doing business. The challenge lies in making it all work reliably while making money doing it.

Broadcast Data...or, Everything Old is New Again

While DTN has embraced the Internet where we think it is applicable and profitable, we remain a company that is focused on exploiting a full spectrum of data broadcasting technology. Pre-Internet, DTN found that broadcast data, using one technology or another, was the only truly cost-effective and efficient means of widespread data distribution. Today, technology advances, like the Internet, have provided more choices for data delivery, but with each choice comes limitations. DTN uses systems that send large volumes of data in a point-to-multipoint, simultaneously-delivered, efficient, reliable, convenient, and inexpensive manner--i.e., broadcast data. By its nature, different permutations of the Internet can exhibit some of broadcast data's attributes, but not all of them together. Until the promised land is indeed reached, where bandwidth (throughput capacity) is unlimited and free and reliable, data broadcast will have a fairly secure niche.

While broadcast data's advantages are generally overlooked in the Internet stam-pede, they are again being recognized. An article by J. William Gurley, a regular commentator on the Internet, makes this point [(ABOVE THE CROWD on CNET, a high profile web site at www.news.com on Monday, December 22, 1997), later edited down into an article in FORTUNE magazine (01/12/98) (pathfinder.com/fortune/digitalwatch/0112tec2.html)]. With all due respect, he comes somewhat late to this realization and aims his conclusions toward the future, being perhaps unaware that DTN built its business in this arena many years ago. Highlights include:

   "What would you think if I told you that the Internet would soon have a competitor for broad-based data distribution? Could something as mind-numbingly huge as the Internet see competition in such a short time frame after its own burst of stardom?...The technology that could cause such profound changes goes by the name of `data broadcasting' and although it's been around for years, its time to shine has finally come."

   "So what is data broadcasting? Just what it sounds like: a system that sends huge amounts of data to a huge number of people simultaneously. This information could be anything that might appeal to multiple users...stock prices, say, or sports scores. But isn't the Internet supposed to do all this? Well, no. The Internet does very well with one-to-one interactive applications like e-mail; it does poorly in situations where it has to broadcast information to many people at once. Applications like audio and video "streaming" place severe strain on the Internet. This strain is compounded in cases where a lot of people want to see that same information at once, in the event of a stock market crash, for example, or any major piece of news."

   "The Internet was designed to facilitate one-to-one interactive asynchronous (no time guarantee) communications. In the beginning, Internet usage was primarily focused on this one-to-one type of communication with applications such as e-mail or a single user interacting with a Web page. Over time, we began to appreciate data that might appeal to multiple users simultaneously."

Unrecognized in this article is one of the primary strengths of broadcast data--because it is truly point-to-multipoint, it is irrelevant how many users are on it (unlike the Internet!). One need only think back to last October's wild market gyrations for a vivid example of what this can mean. DTN's subscribers, unlike Internet users, kept receiving their data without a hitch. That more people suddenly and unexpectedly used DTN's information more intensely and for longer durations had zero impact on DTN's ability to reliably perform under extreme market conditions. The Internet, on the other hand, was effectively choked, either because the Information Provider's site proved insufficient to handle the increased number of users or because the Internet Backbone could not manage the increase in the cumulative load. A system most likely to fail or be otherwise unreliable at the most critical times, failing specifically because these are critical moments, is not what a serious business model is built upon.

Also somewhat unrecognized is the nature of information content. Much of the lure of the Internet is the sheer volume of information. Nearly any information you might ever want is in there--somewhere. (This led to the descriptive term, "Data Smog".) This superfluity becomes somewhat less thrilling the first time a search is conducted that comes back with 80,000 sites to visit. As the Internet expands, it becomes ever more complex and confusing until even the "insiders" can't sort it out, let alone those in the broader consumer markets. However, there is a growing awareness of the difference between abundance and relevance. People are impressed by the former, but will pay for the latter. One of DTN's primary advantages lies in the nature of our information content. It is highly focused and kept relevant to the targeted market. It is consistently tailored to be appropriate to the user's needs. Our content is vetted by a trusted source--DTN. Being well organized, content is easily accessed through a simple and consistent interface. This enhances the likelihood of frequent use, and thus value.

DTN has used broadcast data for the last fourteen years. To paraphrase the country western song--DTN was PUSH before PUSH was cool. As new variations of broadcast-data-oriented technology become economical and reliable, DTN has the years of experience to best take advantage of them. As many companies have discovered, it's not as easy as it looks.

The Information Appliance...or,  Can't It Just  Be  There  When I Need  It?

A new holy grail is dreamed of in the information marketplace. It is referred to as the "Information Appliance". This, once found, is dreamed of as the entry vehicle into the non-computer-oriented mass market. This construct is generally agreed to have the following attributes:

   1) Targeted purpose: It is meant to do what it does well and with complete reliability; therefore, it is not built to do everything under the sun. Quality counts.

   2) Connectionless: It is on and available at all times. It does not require that a special connection be made each day or for each use.

   3) Easy to use: It is simple, convenient, and intuitive. Virtually anyone should be able to walk up and use it without training. There is already too much intricacy and complexity in people's lives.

   4) Affordable: This is subjective, but generally means that there is not a large front-end load when getting the system or service.

   5) Flexible: Can be modified to provide different uses in differing markets for different user needs.

   6) Transparency: The user is unaware of the internals of the computing; i.e., by analogy, one need not understand the workings of the engine, transmission, drive train, etc. in order to get in and drive a car.

While these are considered "new" concepts to much of the technology marketplace, DTN has a fourteen-year history of successfully implementing them. Focusing on niche markets with real profit potential has arguably kept DTN somewhat out of the limelight. Meanwhile, we've long been drawing far ahead of our competition in many ways. DTN has grown to dominate several niche markets, often against major recognized name-brand competition. That we strive to incorporate the attributes listed above helps to explain why. DTN uses technology that works--including, when appropriate, the Internet.

Building Lasting Value...or,  Feeding the Rat!

Many of us at DTN have been seeing various Web-oriented sites that are technologically impressive. However, they often remind us of a battle of "bells & whistles" representing software and site without a real business. One of the problems with software, even very good software, is that, if you find a successful niche, you will be copied or surpassed. In most instances, within the world of the Internet, the latest technological advance provides little or no long-term advantage or franchise. Legion are the companies that are on this rat race of a developmental treadmill. Generally, without enough reliably-recurring revenue to feed the rat, even venture capital runs out some time.

In short, the technology wars continue. With so many market niches to be served, it is unlikely that there will ever be a single winner. Different tools are the right tools for differing needs and different niches. Because of this, while the Internet is a clear winner in many sectors, so are DTN's basic technology choices. Technology, while oftentimes flashy and captivating our interest, does not alone hold the key to long-term success. Instead, the full spectrum of a coherent market-proven business model, well-implemented and flexibly maintained, does. We at DTN strive to overlook no tool or technology that will continue to support our successful business model and enhance the lasting value represented by our company. See us at www.dtn.com and www.dayta.com.

                                   Sincerely,


                                   Robert S. Herman
                                   Senior VP, Research & Product Development

BUSINESS REVIEW
--------------------------------------------------------------------------------

Data Transmission Network Corporation (DTN) began operations in April 1984 and continues to provide comprehensive, time-sensitive information and communication services for a variety of industries. DTN services grew to 158,800 subscribers throughout the U.S. and Canada in 1997. The subscriber growth is attributed to the high retention rate of existing services and the addition of several new services in the agricultural, weather and financial service industries. A review of these services and the year's highlights for each industry are discussed in this report.

The Company's subscription services are targeted at niche business markets and designed to be timely, simple to use, and convenient. The Company's distribution technology provides an efficient means of sending data and information from point to multi-point. The development of a cost-effective electronic satellite delivery system, plus a total commitment to customer service and information quality has enabled the Company to become a major player in the communications industry. The Company continues to invest time and money developing and enhancing its information distribution technology. These investments allow the Company to take advantage of many engineering and software advancements in an exciting and growing industry.

INFORMATION DISTRIBUTION TECHNOLOGY
--------------------------------------------------------------------------------

The Company is committed to
researching and developing distribution technologies that cost effectively delivers the timely information that the Company's subscribers demand. DTN supports several information distribution technologies allowing the distribution (transmission) and receiving (capture, manipulation and display) of information. These technologies include small dish Ku-band satellite (Ku), FM radio side-band channels (FM), FAX, Cable TV (by using the vertical blanking interval, or VBI), e-mail and the Internet.

The first technology used by the Company was FM radio side-band. The Ku technology was added in 1989, providing the ability to reach customers outside the geographic territory of the FM signal. FAX, VBI, e-mail and the Internet were added to further expand our distribution network.

The Company provides all of the equipment necessary for subscribers to receive their service based on FM, Ku and VBI. The exception is DTN's new service, DTN Real^Time, where information is delivered via a new generation of proprietary hardware into a personal computer (PC), owned by the subscriber. This equipment includes a receiver, specifically built for the Company, a video monitor, FM antenna or a small 30" Ku-band satellite dish. A keyboard, mouse and printer may be provided depending on the service. DTN is responsible for the normal maintenance and repair of the subscriber equipment.

Prior to 1992, the Company utilized a "page-based" receiver and monochrome system. The monochrome system translates the Company's data stream into text and is capable, depending on capacity, of receiving and displaying from 126 to 246 pages of information. The monochrome receiver is also capable of downloading information to a printer or computer.

In 1992, the Company introduced the Advanced Communications Engine (ACE) receiver, a color graphics receiver system, expanding the unit's ability to provide information and communication services. The ACE receiver contains multiple processors for capturing, manipulating and displaying high resolution color pictures, graphics and text. A separate processor enables the unit to play audio clips for weather forecasts, voice advertisements or audio alarms set for when a futures contract reaches a pre-set price. In addition, this processor may send and retrieve information by using an internal modem connected to a phone line.

The ACE receiver is also capable of downloading information to a printer or computer. This receiver is equipped with an internal hard drive allowing processed information to be stored, archived (versus frequent rebroadcasting) and displayed. The receiver's built-in control panel, keyboard or mouse allows subscribers to conveniently access this information.

One unique aspect of the Company's information distribution technology is the computer software developed by the Company specifically for use with DTN receivers. This software manages information from a wide array of input sources, runs routines, sets priorities and then initiates transmissions to the satellite. The software can individually address each receiver unit placed with a subscriber, permitting the Company to transmit specific information to a specific subscriber or group of subscribers. The Company leases FM radio side-band channels, satellite channels and VBI space to deliver information to the Company's receivers used by its subscribers. All information is up-linked from Omaha to satellite (except Internet, FAX and other telephone delivery technology) and down-linked from the satellite to the subscriber based on the distribution technology.

FM monochrome subscribers receive their services from an FM antenna that delivers the information via side-band signals transmitted from radio stations.

On December 31, 1997, 12,500 subscribers were receiving the Company's services via FM distribution technology. The Ku subscribers utilize a 30" satellite dish, a direct down-link, to receive their information. On December 31, 1997, 143,300 subscribers were receiving the Company's services via Ku distribution technology.

Early in 1994, the Company began using a new cable TV distribution technology involving vertical blanking intervals (VBI). The Company contracted with a major cable TV superstation to transmit information along with the station's TV signal. This technology eliminates the need for an FM antenna or satellite dish and is available to businesses or residences that are wired for cable TV and receive the superstation's service. On December 31, 1997, 2,000 subscribers were receiving the Company's services by VBI distribution technology.

The Company has approximately 18,000 customers receiving information using FAX technology. The e-mail business is primarily a subscriber (an e-mail source) communicating specific messages to a group of subscribers. Currently, there are over 900 e-mail sources delivering over 1,500 pages of information to subscribers daily.

Currently, DTN offers services via the Internet in the agriculture, produce, weather and finance service lines and plans to continue researching this information distribution technology. On December 31, 1997, 1,000 subscribers were receiving the Company's services by Internet distribution technology.

SERVICES OFFERED
--------------------------------------------------------------------------------

The Company's revenue is derived primarily from five categories: (1) monthly, quarterly or annual subscriptions, (2) optional services, (3) communication services, (4) advertising and (5) service initiation fees. The percentage of total revenue for each category over the last three fiscal years was:

                                1997    1996    1995
                                ----    ----    ----
        Subscriptions           80 %    76 %    74 %
        Optional services        5 %     6 %     6 %
        Communication services   8 %     9 %    11 %
        Advertising              3 %     3 %     3 %
        Service Initiation Fees  4 %     6 %     6 %


Subscription revenue is generated from monthly, quarterly or annual subscription fees for one of the Company's services. The Company offers a discount to subscribers who pre-pay their subscriptions annually. A more detailed review of each service is found later in this report.

Optional services are offered to subscribers on an "a la carte" basis, similar to premium channels on cable TV. Information for these services is primarily provided by a third party with DTN receiving a share of the subscription revenue paid by the subscriber. Optional services revenue continues to grow in total dollars at a rate commensurate with the overall growth of the Company due, in part, to new technological innovations using the Internet, FAX and e-mail.

The Company sells communication services allowing companies to cost-effectively communicate a large amount of timely information to their customers or field offices. This category includes revenue generated from FAX and e-mail services. Communication revenue continued to grow in total dollars and management believes this area offers opportunities for future growth.

The Company sells advertising interspersed among the pages of news and information, similar to a newspaper or magazine. The advantage of an electronic advertisement over typical print media is the ability to change or replace the advertising message quickly and as frequently as market conditions dictate. Advertising revenue maintained the same percentage of total revenue due to rapid subscriber and subscription revenue growth as well as the addition of new services with available advertising space.

Service initiation fees are one-time charges for new subscriptions depending on the service and the information distribution technology. DTN also charges an initiation fee for subscribers converting to another service (ie: from a monochrome FM to a Ku color service).


INDUSTRY SERVED AT A GLANCE
------------------------------------------------------------------------------------------------------------------------------------
INDUSTRY/SERVICE                                                                    TRANSMISSION/RECEIVER                    PRICE
---------------------------------------------------------------------------------   -----------------------------------    ---------
THE AGRICULTURAL INDUSTRY
DTN/AgDaily/DTN FarmDayta

Providing agricultural market information, delayed commodity futures and options    FM-Side Band/Page Based-Monochrome     $31
quotes, local cash grain and livestock prices, regional and world weather updates   Ku-Band Satellite/Page Based-Mono.     $37
and a variety of daily analysis, commentary and news affecting grain and live-      Ku-Band Satellite/ACE Color System     $46-$54
stock prices.                                                                       Internet/Subscriber PC                 $25

Pro-SeriesSM/DTN FarmDayta Elite Plus
Providing services with advanced information sources for Ag producers, agri-        Ku-Band Satellite/ACE Color System     $67-$84
businesses and commodity traders requiring extensive information to be customized for their specific needs.

DTNstant
Providing real-time futures and options quotes, headline commodity news and         Ku-Band Satellite/ACE Color System     $180
information.  This service also includes all the information found on DTN AgDaily.

DTNironSM
Providing an equipment locator and inventory management service for the farm        Ku-Band Satellite/ACE Color System     $104
implement dealer.  Designed to allow dealers to work together to locate, buy and sell used farm equipment with other dealers/subscribers.

DTN Produce
Providing comprehensive weather, pricing, transportation and news information for   Ku-Band Satellite/ACE Color System     $65-$91
the growers, shippers, packers, brokers, retailers and institutions linked to       Internet/Subscriber PC                 $53
the produce industry.

DTN Cotton Network
Providing an electronic marketing system for the cotton industry.  The service      Ku-Band/Satellite/ACE Color to a PC    $.50/
allows gins, brokers, buyers, and warehouses to share data allowing fast and                                               bale
accurate marketing and accounting of cotton offered and sold.                                                              listing

THE WEATHER INDUSTRY
DTN Weather Center
Providing a comprehensive weather information system to meet the weather infor-     Ku-Band Satellite/ACE-Color            $76
mation needs of many industries.  Subscribers to DTN Weather Center rely on         Internet/Subscribers' PC               $35
accurate and easily accessible weather information as a critical ingredient in operating planning and staffing decisions.

DTN Turf ManagerSM
Providing weather information to individuals and businesses involved in turf-       Ku-Band Satellite/ACE Color System     $84
related operations such as golf course, lawn maintenance, landscaping and sod farms.  The service provides news, weather and chemical information designed for turf management.

DTN Aviation CenterSM
Providing comprehensive aviation weather specifically for pilots, airports and      Ku-Band Satellite/ACE Color System     $103-$152
Fixed Based Operators (FBO's).  This service supplies airports, pilots and FBO's with comprehensive flight-plan information found on premier "on-line" systems.

DTN Contractor DaytaSM
Providing construction businesses with industry news, association and industry      Ku-Band Satellite/ACE Color System     $82
information, construction news, bids and resources along with all the weather information on DTN Weather Center.

DTN Travel CenterSM
Providing weather, news, markets and sports information to motel and hotel          Ku-Band Satellite/ACE Color System     $88
customers.  This service is targeted at motels and hotels with 50+ rooms and includes road condition forecasts and special notices for travelers.

DTN MarineSM
Providing specialty weather features including coastal sea condition forecasts,     Ku-Band Satellite/ACE Color System     $91
marine buoy data for wind and weather temperature and sea surface temperature maps.

DTN ForestrySM
Providing specialty weather services targeted at the District Forest Management     Ku-Band Satellite/ACE Color System     $91
offices in the lower 48 U.S. states and Canada.



INDUSTRY/SERVICE                                                                    TRANSMISSION/RECEIVER                  PRICE(1)
---------------------------------------------------------------------------------   -------------------------------      -----------
THE FINANCIAL SERVICES INDUSTRY
DTN Real^Time
Providing instant quotes on over 175,000 different stocks, stock options and        Ku-Band Satellite/ACE Color System   $98-$138(2)
commodities.  This service delivers the information via a new generation of DTN     Subscribers' PC
proprietary hardware into a subscriber's PC when it is captured and displayed through the use of customer software.

DTN Spectrum
Providing delayed quotes, business news, economic data and financial market         Ku-Band Satellite/ACE Color System   $68
information.  This service is an enhanced version of DTN Wall Street that includes customer programming.

DTN Wall Street
Providing exchange delayed financial quotes plus in-depth economic and business     Ku-Band Satellite/Page-Based Mono.   $44
news, financial information to independent brokers, financial advisors and          Cable TV-VBI/Page-Based Monochrome   $44
instructions.

DTN FirstRate
Providing wholesale price information in an easy-to-use standard format along       Ku-Band Satellite/Page Based-Mono.    $98
with intra day interest rate information.                                           Cable TV-VBI/Page Based Monochrome   $98
                                                                                    Ku-Band Satellite/ACE Color System   $129
                                                                                    Cable TV-VBI/ACE Color               $129

THE ENERGY INDUSTRY

DTNergy-Refined Fuels
Providing terminal prices, alerts, electronic fund transfer notifications and       Ku-Band Satellite/Page Based-Mono.   $40
other communication services from petroleum refiners to their customers (also       Ku-Band Satellite/ACE Color System   $79
DTN subscribers).

DTNergy-DTN Natural Gas and Electricity
Providing instant or delayed NYMEX energy options and futures quotes, weather       Ku-Band Satellite/ACE Color System   $40-$180
and industry information.


THE AUTOMOBILE INDUSTRY

DTNautoSM
Providing a communication and information vehicle for the automobile industry       Ku-Band Satellite/ACE Color System   $98-$120
including precise value trade-in information for dealerships, a used car inven-
tory locating service and direct communication services for auction companies and manufacturers.


THE ELECTRICAL EQUIPMENT INDUSTRY

TracElectric
Providing an equipment locator service for the electric equipment industry with     Ku-Band Satellite/Page Based-Mono.   $100(3)
over 100 pages of new, remanufactured, surplus and used electrical equipment listings.

THE FREIGHT TRANSPORTATION INDUSTRY

DAT Services
Providing an information communication system for the tracking industry that        Ku-Band Satellite/ACE Color System   $89(4)
provides load and truck matching on a data base of 30,000 listings updated daily.

OTHER SERVICES

DTN Missing Information Center
Providing instant transmission of data regarding children in danger to local,       Ku-Band Satellite/ACE Color System   $ - (5)
regional, national and Canadian outlets.
------------------------------------------------------------------------------------------------------------------------------------

(1)      Monthly subscription price.  DTN offers discounts for annual prepayments.

(2)      Plus exchange fees.

(3)      DTN shares revenue with TracElectric.

(4)      DTN receives this fee from DAT Services.

(5)      Currently provided on all ACE Color systems.


THE AGRICULTURAL INDUSTRY
--------------------------------------------------------------------------------

GRAPH IN TABULAR FORM:



                                    1993      1994      1995      1996      1997
                                    ----      ----      ----      ----      ----
DTN Agricultural Services Revenue
         ($ millions)                27       33.7       44       69.7      87.5

The DTN Agricultural Services are DTN Ag Services, DTNstant, DTN PROduce and DTNiron. Within DTN Ag Services are DTN AgDaily, DTN ProSeries, DTN FarmDayta and DTN FarmDayta On Line.

New subscriptions are primarily sold by the Company's national sales force of employee district sales representatives, in-house sales staff, and independent, commission-only sales representatives. The Company obtains leads for the sales force through telemarketing, direct mail, print media advertising and customer referrals.

The main competition to these services is the combination of printed advisory services, radio, television, telephone, other satellite information services, online services and the changing of old information gathering habits.

There are over 200 optional services available to agricultural subscribers. These services consist of advisory, informational and educational products as well as newswire, association and additional free services. DTN subscribers can customize their DTN unit to their specific needs by choosing from a broad mix of these "a la carte" services. DTN is continually developing new optional services to meet customer demands by listening closely to the marketplace and the customer.

The Company markets these services through a combination of individual free trials, system-wide trials, on-screen advertising, direct mail, invoice stuffers, equipment stuffers and telemarketing. Optional Service subscriptions increased in 1997 fueled by these marketing campaigns and the increase in total DTN subscription sales. Optional service subscription prices range from $6 to $1,200 per quarter with the average subscription price of $60/quarter.

Communication services (DTN InfoMail) plays an important role in providing a cost effective means to reach a large number of targeted customers daily. At the touch of a button, subscribers have instant access to messages 24 hours a day. Currently, there are over 900 InfoMail customers receiving information tailored to their specific needs. DTN InfoMail provides services for elevators, seed sales reps, agronomists, chemical sales reps and technical advisors, commodity brokers, processing plants, feedlots and anyone with a need to communicate to DTN subscribers.

In 1997, the agricultural services sold over $3.7 million dollars in advertising to major players in the ag industry, ag chemical and seed companies, equipment and finance businesses. The color system capabilities, such as inter-activity and animation, continue to entice new advertisers. Advertising research in 1997 confirmed that DTN is an important player in the agricultural media field.

DTN Ag Services
Approximately
80% of the Ag Services subscribers are farmers or livestock producers with the balance consisting primarily of grain elevators, agribusinesses, and financial institutions. Subscribers to DTN Ag Services farm nearly one third of the nation's total cropland and market more than 50% of the nation's cattle and hogs.

DTN ag management believes the trend toward consolidation into larger farms as well as the government's move toward fewer agricultural price supports and an open market system, expands the need for agricultural information services. This expansion need provides for steady growth within DTN Ag Services.

AgDaily Service Review
DTN AgDaily is an agricultural market information, quote and weather service. Subscribers receive delayed commodity futures and options quotes; local cash grain and livestock prices; selected regional and world weather updates; and a variety of daily analysis, commentary and news that affect grain and livestock prices.

DTN AgDaily color graphics allows for an advanced weather segment with national and regional radar maps (updated every 15 minutes), infrared satellite cloud cover maps, precipitation, temperature, jet stream, surface wind and snow cover maps, and much more. The subscriber can custom design high resolution charts and/or select from a library that holds over 1,000 charts. The system is capable of custom programming the futures quotes pages to display only the quotes subscribers desire. The service also includes information segments for specific crop and livestock enterprises as well as general, business, sports and entertainment news.

The DTN AgDaily color service also offers crop liability insurance and livestock profitability calculators by using the inter-activity feature allowing a subscriber to search a comprehensive database.

Pro Series Service Review
DTN offers services with advanced features for the agricultural industry. The Pro Series' enhanced functionality includes a high interest window to view future or options quotes on any page, key word search that automatically searches the news story database for articles affecting the user's operation, a customized segment with up to five of the user's favorite pages, and a personal library serving as a customized archive segment.

The DTN Pro Series includes six services: Weather Pro, News Pro, Chart Pro, Intraday Pro, Stock Pro and DTN Premier.

Weather Pro is the "meteorological connection" to an array of current weather, forecast and satellite radar information. This service allows subscribers to choose from over 70 weather maps including detailed regional, state and zone forecasts. The Weather Pro service gives subscribers 32 programmable pages for creating their own unique weather information.

 News Pro is the "broadcast connection" to timely business, sports, entertainment, financial, and general news of the day. The service also provides an audio summary of the day's agricultural news. News Pro subscribers receive AP Online, a service of the Associated Press.

Chart Pro is the "graphic connection" bringing a variety of information to the screen in an organized format allowing subscribers to analyze trends, patterns and cycles. This service includes 40 pages for programmable charts allowing the subscriber to create an extensive "chart book".

Intraday Pro is the "trading connection" to the first low-cost system available with the ability to chart market sessions minute-by-minute during the trading day. This service allows subscribers to choose time intervals for charting to keep them abreast of the markets.

Stock Pro is the "market connection" providing access to prices for over 50,000 issues of stocks, bonds and funds. This service includes stock quotes using either the quick quote feature or the programmable quotes pages. Additional features include a personal library for storing news and information and the high interest windows allowing subscribers to constantly monitor up to six futures, options, stock or bond quotes.

DTN Premier combines Weather Pro, News Pro, Chart Pro and Intraday Pro into a comprehensive ag marketing and information package. DTN Premier Plus adds Stock Pro to the package targeting the farmer, rancher or agribusiness needing all the market information available in one convenient location.

DTN FarmDayta  Service  Review
DTN FarmDayta was the principle asset acquired from the acquisition of Broadcast Partners in May 1996. Its content is very similar to DTN AgDaily. In fact, since its inception in 1990, DTN FarmDayta was the primary competition for DTN AgDaily. FarmDayta gives the Company a fully integrated agricultural service line with price entry points across a wide spectrum, expanding the marketing horizons for all DTN agricultural services. The Company maintains the DTN FarmDayta facilities, with nearly 100 employees, in Des Moines, Iowa.

DTN FarmDayta is an agricultural market information, quote and weather service delivering delayed commodity futures and options quotes; local cash grain and livestock prices; selected regional and world weather updates; and a variety of daily analysis, commentary and news that affect grain and livestock prices.

DTN FarmDayta Elite is an advanced version of DTN FarmDayta. Features include additional options quotes, charting, weather maps and a hard drive to store data in the receiver which is critical to maintaining storage of information during a power outage.

DTN FarmDayta Elite Plus is an advanced service that includes the DTN FarmDayta Elite features and is similar in content to the DTN Pro Series. This service includes more advanced news (Reuters Headline News), quotes, weather (including motion and zoom capabilities) and programmable charts.

DTN FarmDayta On Line Service Review
The Company introduced its first agricultural Internet service, DTN FarmDayta On Line, in 1996. DTN FarmDayta On Line is similar in content to DTN FarmDayta Elite Plus and is designed for the producer preferring to use his or her personal computer to receive information or is not able to utilize the traditional satellite-based system supplied by DTN. The market for subscription-based Internet services is relatively new yet FarmDayta On Line closed the year with over 1,000 subscribers.

Information includes animated weather maps, satellite and summary maps, short and long range forecast maps, news commentary and analysis as well as unlimited access to futures and option quotes from all the major exchanges. Also available is commodities for energy, financial, currency, metals and other exchanges as well as instant access to daily, weekly and monthly commodity charts. Customization capabilities allow for organization of the most often used information for business decisions.

1997 DTN Ag Services Highlights
DTN Ag Services enjoyed another banner year in 1997, generating over 12,000 new sales and maintaining a retention rate of over 90%. Ag Services exceeded corporate expectations in sales, revenues and operating cash flow.

DTN Pro Series continued to grow, increasing 21% in net subscribers. This growth is an example of Ag Services' ongoing efforts to switch subscribers to enhanced service lines, providing them with more information and DTN with higher revenue per subscriber.

Integration of FarmDayta into DTN is complete. The FarmDayta service now represents a significant percentage of Ag Services total sales and service upgrades.

DTN FarmDayta On Line continues to grow with over 1,000 subscribers. Continued enhancements to the Internet service is scheduled for 1998. The most significant enhancement planned is the introduction of DTN AgDayta, an Internet service featuring a combination of both AgDaily and FarmDayta providing the most comprehensive ag service available.

In 1998 Ag Services will continue to seek opportunities for enhancing existing services by strengthening the content and increasing the variety of information provided.

DTNstant Service Review
DTNstant is a leader in providing satellite delivery of real-time futures and options quotes from the major commodity exchanges and headline commodity news from multiple sources such as the Associated Press, Futures World News and Bridge. The service also provides market-leading cash information, in-depth charting capabilities plus all the information available on the DTN AgDaily color service.

In addition, the service provides information for the energy, metals, softs (i.e., orange juice, coffee, cocoa), transportation and lumber industries. DTNstant uses compatible software allowing the "pass thru" of data and graphics into a computer's local area network (LAN). With this capability, a DTN ACE receiver can feed information to multiple users/traders on the LAN. This "pass thru" software opens new markets by utilizing information distribution within a customer's LAN, enhancing analytical capabilities.

Other valuable features are user-programmable formulas for data analysis, high interest windows to include news stories, and increased keyboard functionality.

DTNstant  operates in a very  competitive  market  with  numerous  national  and regional providers of instant commodity quotes. The primary subscribers are commercial grain companies and elevators, feedlots, commodity brokers and commodity speculators. No other service in the industry offers a more comprehensive news and information service. Due to the character of this industry, the Company provides on-site service and installation by professional service technicians.

1997 DTNstant Highlights
DTNstant experienced substantial growth in 1997, in part, due to two synergistic acquisitions. In February, DTN acquired 500 subscribers from Market Quoters and Northern Data Services in Minnesota, the Dakotas and Iowa, mainly grain elevators and brokers. In March, DTNstant acquired 2,400 subscribers from Market Communications Group LLC (MCG).

The MCG acquisition made it possible to redistribute Reuters news, a renowned leader, to DTNstant subscribers. The service now provides unparalleled information and strategic news for commodity traders including access to additional international information, news packages for softs (i.e., coffee, sugar, cocoa and orange juice), metals and energy.

DTNstant subscribers and revenues grew 36% and 49%, respectively, in 1997 compared to 1996. This growth reflects the acquisitions as well as the continued use of third party software for display of news, quotes and maps for increased analytical capabilities and for access to subscribers through Local Area Networks (LAN).
                                       19

DTNiron Service Review
DTNiron provides a cost-effective communication resource for the farm implement industry. DTNiron is an equipment locator and inventory management service providing a communication tool for farm implement dealers throughout the U.S and Canada.

DTNiron provides detailed listings of farm implements and equipment for sale or needed by dealers. A listing remains on the system for a minimum of 30 days, renewable at the dealer's request. Subscribers receive industry news, financial information, economic indicators and information from the DTN AgDaily service. DTNiron also includes listings of construction equipment, trucks, trailers and other equipment found in the agricultural industry. The service provides listings for implement and equipment parts, especially hard to find parts. In addition, the service sorts listings by regions and provides hourly updates keeping information timely for DTN subscribers.

DTNiron includes the Combine and Tractor Demand Monitor which provides the first widely distributed annual sales outlook for the tractor and combine manufacturers. This monthly economic study released to all DTNiron subscribers helps track the money-making trends in the industry. The Combine and Tractor Demand Monitor is released to the trade and agricultural press one or two days after release to DTNiron subscribers.

1997 DTNiron Highlights
In 1997, DTNiron added their retail equipment listings to its newly developed website on the Internet (www.dtniron.com). This allows subscribers to gain additional exposure for their listings at no additional charge. Internet users easily locate equipment for sale by using a drill-down database search engine directing them to DTNiron's complete Web listing. Dealers can also receive e-mail from potential buyers or, if they are not e-mail enabled, DTN will call or FAX the message to the dealer.

Also in 1997, dealer listings were added to DTN Pro Series increasing the dealer's ability to reach an additional 50,000 plus high-income farmers.

DTN PROduce Service Review
DTN PROduce is an authority in providing the produce industry with the most timely information available. There are four major components to the DTN PROduce service. First is weather, the most critical information for the produce industry. Second is immediate pricing updates, formatted by commodity, growing area and terminal market. Third is transportation information with freight rates and daily truck availability for the major growing areas. Finally, the service provides a comprehensive news package including AP Online. Other key-industry news sources are "The Packer" and "The Produce News" in addition to credit information provided by the "Produce Reporter Company" and the "Red Book Credit Service".

DTN PROduce maintains a price discovery network, DTNdexSM, that is the industry standard. Competition in this industry continues to focus on older technology, such as FAX machines.

The entire produce food chain of growers, shippers, packers, brokers, retailers and institutions benefit from information provided by this service. A custom service for the produce grower is also available containing all the features of DTN PROduce except for transportation information and AP Online news. DTN PROduce expanded its service to the Internet in 1996 to accommodate seasonal and international customers unable to utilize the satellite dish technology.

1997 DTN PROduce  Highlights
DTN PROduce introduced Price Link in 1997. This service allows suppliers to use the DTN system to FAX, e-mail and send messages in a more timely and cost effective manner. Instead of phoning or faxing price lists, a supplier sends lists through the DTN system. Prices can be changed or added quickly and efficiently using this system. New software, Price Link Plus, allows users to download price lists from the DTN system to their personal computer to manipulate information in spreadsheets or to develop specialized screens for individual needs.

DTN PROduce continues to provide the industry with the tools necessary to save time, make money and communicate information, pricing and other information in a fraction of the time of existing systems.

DTN Cotton  Network  Service  Review
In July of 1997, DTN acquired the customer base and other assets of "The Network", a cotton communications company based in Lubbock, Texas. DTN Cotton Network is an electronic cotton marketing system designed to operate on a user's personal computer using software developed specifically for cotton accounting and marketing.

Users dial into a DTN data center via modem to upload bale ownership information and to list cotton for broadcast to prospective buyers. Information is broadcast via DTN Ku band satellite and passed through a serial port into personal computers located at both buyer and seller locations.

1997 DTN Cotton Network  Highlights
After acquiring "The Network", seven gins were added and DTN more than doubled the number of buyers on the system to 46. At many sites, computer hardware was upgraded and additional software enhancements made, providing more reliable systems.

DTN Cotton Network subscribers are primarily located in West Texas and Oklahoma. Expansion into other areas of the cotton belt are expected in the future. The service handled over 569,000 bales during the 1997 crop year compared to the previous crop year of only 452,000 bales.

THE WEATHER INDUSTRY
--------------------------------------------------------------------------------

GRAPH IN TABULAR FORM:



                                    1994      1995      1996      1997
                                    ----      ----      ----      ----
DTN Weather Services Revenue
         ($ millions)                 .0        1.0      5.6      10.7

DTN Weather Center Service Review DTN Weather Center is a comprehensive weather information system designed to meet the weather information needs of many industries. Markets specifically targeted by DTN Weather Center are golf courses, turf management, emergency management, state transportation departments, public works departments, construction and aviation.

DTN Weather Center introduced new products in 1997 designed especially for the marine, forestry and travel industry. DTN Weather Center provides more than 100 weather maps, 20 regional radar maps, including NEXRAD radar and infrared satellite photos and six satellite maps. The service provides short-range (immediate to 48-hour) forecasts, long-range (3-90 day) outlooks, and 10-day city forecasts for more than 550 cities in the U.S. and Canada. The service includes programmable capabilities to customize maps, and an archival section for saving maps.

Optional services, such as AP Online News, newswires, industry association news and others are also available on all Weather Center services.

DTN Weather Center is a critical  ingredient in  operational  planning and staff
decisions  for  industries  where  timely,   accurate  and  accessible   weather
information are vital.

DTN Turf Manager Service Review
DTN Weather Center Turf Manager is available to individuals and businesses involved in turf-related operations such as golf courses, lawn maintenance, landscaping and sod farms. This service provides the news, weather and chemical information needed for effective turf management.

Chemical and Pesticide Press Turf Index is a unique feature providing an information database of more than 275 turf pesticides. Material Safety Data Sheets (MSDS) were recently added providing an even more valuable information service for subscribers.

Thor Guard, the only lightning prediction system available, warns of lightning strikes before they happen and is now available as an optional service. Evapotranspiration Tables provide regional evaporation rates to plan for watering and chemical applications.

ESPN Sports Ticker provides current golf related stories and results and AP Online provides more than 300 current news stories from four chapters, General, Business, Sports and Entertainment. The National Golf Course Directory includes a database of locations, phone numbers, course pros and course superintendents for all member courses.

These features, along with the comprehensive weather information, provides a complete turf industry package.

DTN Aviation  Center Service Review
DTN Aviation Center is a comprehensive aviation weather package specially designed for pilots, airports and Fixed Base Operators (FBO's). DTN Aviation Center supplies airports, pilots and FBO's with the extensive flight-plan information found on many premier "online" systems.

This package includes U.S. and regional depiction maps, 24-hour low-level significant weather prognosis, U.S. region winds and temperatures aloft and also METAR and TAF information. Subscribers use DTN Aviation Center during flight services to visualize current weather conditions while creating their flight plans. This service also aids in determining alternate route destinations.

Subscribers choose from the Level I service, designed for the local/regional flyers up to 18,000 feet, or the Level II service, designed for pilots and airports flying nationally up to 45,000 feet. The Level II service also provides European flight information.

DTN Contractor Dayta  Service  Review
DTN Contractor Dayta is designed for the construction industry and includes construction-related news and information providing a competitive advantage for subscribers. This service provides valuable weather information necessary for important day-to-day construction business decisions.

Industry specific information includes general information, association and industry information, construction news, bids and resources and the contractor's exchange. Additionally, subscribers receive sports scores, sports highlights and financial indicators.

The service provides a practical tool contributing to labor and material cost savings and effective management of scheduling and staffing for the construction industry.

DTN Forestry Center Service Review
DTN Forestry Center combined efforts with the U.S. Forest Service to provide critical forest fire information to subscribers. Previously, district forest service offices relied on a modem network assembled in the late 1960's for crucial information on forest fire locations and fire weather forecasts. With DTN Forestry Center, forest service district managers quickly access fire weather text bulletins along with a comprehensive set of weather maps.

Bulletins provided for the forest service market are: Forest Weather Forecasts; Red Flag Warnings; Fire Danger Indexes; Fire Weather Observations; and Fire Weather Notices. A special chapter of fire weather maps provides additional information such as: Haines Fire Index; Current and Forecast Relative Humidity; Current and Forecast Wind Speed & Direction; upper air analysis from 5,000 to 10,000 feet; and moisture index information from both the Crop Moisture Index and Palmer Drought Index.

DTN Marine Center Service Review
DTN Marine Center is a provider of satellite-delivered weather information for all areas of the marine industry.

The service provides information necessary for cost-effective, efficient decision-making regarding towing, shipping, salvage, service and recreation. The service includes Lake and Marine Text Bulletins, Buoy Reports, Lake and Marine Maps and Tide Tables as well as general weather information and sea conditions. Optional Services are also available as service add-ons providing additional means for a more complete information and weather package.

DTN Travel Center Service Review
DTN Travel Center is an interactive hotel quest service designed for the hospitality and travel industries. The service targets hotels and motels with 50+ rooms and includes NEXRAD Real-Time Radar Maps, travel forecasts and road conditions, detailed city and national forecasts, national and world news, sports and sports scores. In addition, the service provides business and financial news and market quotes and indexes.

DTN Travel Center provides a comprehensive weather and news information package for the traveler whether he or she is on business or vacationing.

1997 DTN Weather Services  Highlights
DTN Weather Center increased its subscriber base in 1997 by more than 5,000 subscribers bringing the total subscriber count to 13,000. Golf courses, aviation, governmental agencies (emergency management and state transportation departments) and construction-related businesses are the leading industries for DTN Weather Center.

In addition, DTN Weather Center continues to expand its sales and marketing force and to add sales directors for new services when needed.

Other main highlights include the introduction of DTN Forestry Center, developed in cooperation with the U.S. Forest Service and the Great Lakes Forest Fire Compact. Also, the Illinois DOT awarded DTN Weather Center a bid to more than double the number of Weather Center units in use in the maintenance facilities. Development and promotion of special communications segments to transmit pavement temperatures and site-specific forecasts continued.

THE FINANCIAL SERVICES INDUSTRY
--------------------------------------------------------------------------------

GRAPH IN TABULAR FORM:


                                   1993      1994      1995      1996      1997
                                   ----      ----      ----      ----      ----
DTN Financial Services Revenue
    ($ millions)                    4.1       5.1       6.1       8.6      10.3


DTN Financial Services offers four services, DTN Real^Time, DTN SPECTRUM, DTN Wall Street, and DTN FirstRate. There are a variety of Optional Services available to Financial Service subscribers providing stock selection and timing advice, earnings estimates, fundamental stock market data, U.S. Treasury quotes and other financial market-related services.

DTN Financial Services revenue grew 20% during 1997, adding to its bullish 26% compounded revenue growth for the past 5 years.

The main objective for Financial Services is providing comprehensive, in-depth financial information at an affordable cost to its subscribers. This objective is critical due to the highly competitive nature of the business. Contents of all DTN Financial Services are broader in scope and cost less than competitive services. The "a la carte" optional services offered to subscribers give them an even greater variety of information. This combination allows the services to maintain its competitive advantage in the market.

DTN Real^Time Service Review
DTN Real^Time delivers real-time stock and stock option quotes as well as real-time futures quotes, fixed income government securities quotes, market statistics and indicators, news, commentary and other time-sensitive financial market information. The service is delivered at a rate of nearly 12,000 characters per second, roughly four times faster than a computer modem operating at 28.8 kbs, the speed investors rely on to receive Internet-based quote services. DTN Real^Time is two to more than four times faster than other dedicated, competitive, real-time quote services.

DTN Real^Time is the first DTN service delivered directly via proprietary hardware to a personal computer. Previously, DTN services displayed information on the DTN proprietary systems or stand-alone units. If desired, text and data are "passed thru" these units to a PC using various software packages.

Subscribers are offered, at no additional cost, the option of using DTN Chameleon, an exclusive software package compatible with Windows 95(R) to display market data, news and other financial information delivered by DTN Real^Time. DTN Chameleon software also provides market condition alarms, news alerts and archiving, charting and portfolio monitoring. There are several other popular third-party software programs available for formatting, manipulating, analyzing and displaying market data and news on a single PC or networked PC's.

DTN SPECTRUM Service Review
DTN SPECTRUM is an enhanced version of DTN Wall Street utilizing the ACE technology. The service provides advanced quote selection and custom programming along with alarms, news search and charting capabilities appealing to a broad market of individual investors and investment professions.

DTN SPECTRUM is very well received by new subscribers as well as existing DTN Wall Street subscribers choosing to "switch-up" to the advanced SPECTRUM features.

An extension of DTN SPECTRUM is the DTN SPECTRUM R-T service. DTN SPECTRUM R-T provides real-time futures and commodity quotes along with exchange delayed stock quotes, news and other information.

DTN Wall Street Service Review
DTN Wall Street provides exchange-delayed quotes on stocks, bonds, mutual and money market funds, futures, interest rates, currencies and real-time index quotes. This service also provides in-depth economic, financial and business news and other time-sensitive financial market information such as company-specific news and earnings. The service allows subscribers to custom program the system to track their selection of financial quotes.

The majority of subscribers to DTN Wall Street are individual investors, independent brokers, financial advisors and financial institutions. The primary competition for DTN Wall Street is satellite, TV cable (VBI), Internet and dial-up quote services.

DTN  FirstRate  Service  Review
DTN FirstRate is a service for the mortgage industry providing wholesale mortgage rates in an easy-to-use standard format and intra day interest rate information indicating the direction of mortgage loan rates. This service also provides subscribers with snapshots of real-time rates from Fannie Mae and Freddie Mac plus other news, commentary and analysis for mortgage lenders.

DTN FirstRate+ is an enhanced color version of DTN FirstRate. This service provides additional features which are well-received by subscribers, such as keyword search, quick quote, alarms and zoom capabilities for weather.

DTN FirstRate is marketed by DTN Financial Services' institutional sales group (a select group within the National Sales Force).

1997 DTN Financial Services Highlights
The most noteworthy development for DTN Financial Services was the debut of DTN Real^Time. DTN SPECTRUM sales also continued strong and prospects for increased sales of DTN FirstRate is promising.

DTN Financial Services is now well-positioned in its market place and offers a full line of exceptionally low-cost financial information services useful to both individual investors and to higher-end professional and institutional users. Plus subscribers can choose to use a proprietary DTN platform or networked PC applications.

The release of DTN Real^Time created greater opportunities within the institutional marketplace. Results are achieved through the National Sales Force and a subset of financial specialists located in key metropolitan markets. Sales to individual investors also expanded driven by direct response marketing, utilizing an inside sales staff.

The importance of relationships with third party software developers was heightened as subscribers to DTN Real^Time relied on their PC to display and manipulate quotes and news. Several relationships were strengthened or established for the first time, allowing subscribers to utilize a wider variety of analytical tools than those provided with Chameleon software.

An increased emphasis was placed on sales to financial institutions (banks, money managers, brokerage firms, etc.). In 1997 this effort relocated from Salt Lake City to Omaha to take advantage of economies of scale and to improve communication.

In order to streamline service offerings and create less confusion for prospective customers, two previous financial services, Broker+ and GovRate+, were folded back into the SPECTRUM brand. The same content is available, but through add-on modules rather than a bundled basis.

THE ENERGY INDUSTRY
--------------------------------------------------------------------------------

GRAPH IN TABULAR FORM:


                                 1993      1994      1995      1996      1997
                                 ----      ----      ----      ----      ----
DTN Energy Services Revenue
      ($ millions)                4.9       7.2      10.0      12.2      14.3


Energy related services include DTNergy for the refined fuels, natural gas industries and electric industries.

DTNergy Service Review
DTNergy provides pricing information and communication services for the refined fuels industry. This service consists of several pages of delayed energy futures and options quotes plus selected news and financial information.

DTNergy  is  designed  to  connect  refiners  (producers  of  refined  fuels) to wholesalers (distributors of refined fuels). The refiner sends refined fuel prices to wholesalers authorized to receive this information. The refiner is also capable of sending terminal alerts, electronic funds transfer notifications, invoices, and other communications to the wholesaler. The DTNergy system carries more than two million messages a month for this industry. Subscribers also select from a variety of optional services providing even more prices or news related to the petroleum industry.

The strength of the DTNergy Refined Fuel service is the ability to deliver, within seconds, accurate refiner terminal prices and other vital communications to the wholesalers. This service is more reliable, timely and less expensive than the competition, which utilize telephone-delivered printer-only systems and FAX services.

DTNergy generates revenue from two primary sources, the wholesaler and the refiner. Wholesalers currently pay a monthly subscription fee of $40.00 for the monochrome Ku-band satellite service. Refiners pay fees based on the number and length of communications sent to wholesalers.

DTNergy also provides an information service for the natural gas and electric industries. Subscribers receive instant or delayed NYMEX energy futures and options quotes, a comprehensive weather package and industry specific news and market information. This service targets energy producers and generators, transporters, marketers, utilities and larger energy consumers.

1997 DTNergy Highlights
1997 revenues for DTNergy grew 18% over 1996, making 1997 the seventh consecutive year for increased revenue growth. DTN remains the dominant player in the refined fuels market with virtually all major U.S. refiners and their customers receiving DTNergy information.

These refiners continue to find new uses for the DTNergy communications link to their wholesalers, such as the implementation of EDI (Electronic Data Interchange) fuel invoices. EDI/VAN services help automate customers' business processes by converting refiner text invoices into an industry standard format. Once these invoices are in a standard format, invoice data is seamlessly transferred into a customer's accounting system from the ACE unit.

DTNergy is also developing a number of Internet services slated for introduction in 1998.

THE AUTO INDUSTRY
--------------------------------------------------------------------------------

GRAPH IN TABULAR FORM:


                                    1994      1995      1996      1997
                                    ----      ----      ----      ----
DTN Auto Services Revenue
      ($ millions)                  0.0       0.7       1.4        1.9


DTNauto Service Review
DTNauto is a communication and information service for the automobile industry. This service offers automobile dealers precision information for valuing trade-ins and locating used car inventory. DTNauto provides a host of convenient features for the industry such as the ability for automobile auction companies and manufacturers to communicate directly with the dealers.

DTNauto provides information on more than 125 pre-auction automobile listings (AuctionNet), results of past auctions, new and used car industry news, weather and other news. The service allows subscribers to perform searches of upcoming and past auction listings for specific automobile information.

DTNauto offers a variety of optional services providing information on credit reporting (CREDCO), vehicle histories (CARFAX), warranty information (The Warranty Guide) and residual value of leased vehicles (Lease Guide). CARFAX and CREDCO optional services extensively utilize the internal modem to send and receive information. These services create a comprehensive information service placing the "subscriber in the driver's seat".

DTNauto is marketed by DTNauto sales specialists (a select group within the National Sales Force).

1997 DTNauto Highlights
In 1997, DTNauto introduced the "Autos Wanted" listing service. "Autos Wanted" consists of a list of new and used car buyers who provide a description of a vehicle or vehicles they are interested in purchasing. These leads are posted on "Autos Wanted" for 5 days. Dealers subscribing to this service review the list daily to match inventory with the sales lead. Potential car buyers learn of this service from print media ads in newspapers and trade publications, the Internet, TV commercials and ads on select DTN services. Feedback from dealers utilizing this feature is very positive.

Providing current vehicle wholesale prices and the pre-auction listings of used cars remains the driving force behind the DTNauto service.


DTN JOINT VENTURE SERVICES
--------------------------------------------------------------------------------

GRAPH IN TABULAR FORM:


                                    1994      1995      1996      1997
                                    ----      ----      ----      ----
DTN Joint Services Revenue
      ($ millions)                   0.1       0.3       0.9       1.7


DTN joined forces with several companies to market their services using DTN technology. These services are TracElectric, DAT Transportation Terminal and DTN Missing Children Information Center (MCIC).

Trac Electric Service Review
TracElectric is an equipment locator service for the electrical equipment industry. This service provides over 100 pages of new, remanufactured, surplus and used electrical equipment listings. The service connects buyers and sellers throughout the U.S. and Canada.

DAT  Service  Review
The DAT (Dial-A-Truck) Transportation Terminal service, located in Beaverton, Oregon, is an information communication system for the trucking industry. The service provides load and truck matching performed on a database of 50,000 listings updated daily.

DAT allows subscribers to input listings into the DTN receiver and send this information to a database using the internal modem. The service provides subscribers with the ability to perform extensive searches to locate loads and trucks and to set alarms alerting users of a match.

The service also provides regional radar maps of major highways and interstate systems, transportation news, diesel fuel prices and other financial information related to the trucking industry.

DAT targets all freight brokers and carriers throughout the U.S. and Canada.

DTN Missing Children Information Center Service Review
DTN Missing Children Information Center (MCIC) provides instant transmission of data regarding children in danger to local, regional, national and Canadian outlets.

In an effort to assist parents, police and the National Center for Missing and Exploited Children locate missing children and the criminals involved, photos and information regarding these children are posted as a public service on all DTN color systems.


PIE GRAPHS IN TABULAR FORM:

                                       1997          1996          1995
                                       ----          ----          ----
Revenues
  DTN Ag Services                      69%            71%           71%
  DTN Weather Services                  8%             6%            2%
  DTN Financial Services                8%             9%           10%
  DTN Energy Services                  11%            12%           16%
  Other Services                        4%             2%            1%

Subscribers At Year End
  DTN Ag Services                      76%            80%           78%
  DTN Weather Services                  8%             5%            3%
  DTN Financial Services                8%             8%           10%
  DTN Energy Services                   5%             5%            8%
  Other Services                        3%             2%            1%




                                        1997            1996            1995           1994            1993
--------------------------------------------------------------------------------------------------------------
For the Year:

Revenues ........................   $126,374,352    $ 98,383,713    $ 62,287,989   $ 46,109,789   $ 35,992,754
Operating income ................     12,383,403       6,920,791       4,343,252        694,560      2,408,868
Income (loss) before income taxes      3,407,081      (1,404,306)      ( 397,076)    (2,422,738)     1,020,831
Net income (loss) ...............      2,236,081      (  958,306)      ( 283,076)    (1,602,738)       663,831
Basic income (loss) per share . .
Diluted income (loss) per share .            .20            (.09)           (.03)          (.16)           .07
Dividends per share .............            .19            (.09)           (.03)          (.16)           .07

---------------------------------------------------------------------------------------------------------------

At Year End:

Total assets ....................   $162,430,898    $177,729,762    $ 92,672,050   $ 71,459,356   $ 57,242,313
Long-term debt and
   subordinated notes ...........     72,891,370      97,747,823      47,020,527     33,982,814     25,375,000
Stockholders equity .............     32,196,173      28,290,289      12,876,965     12,706,978     12,780,477

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

FINANCIAL CONDITION
General Overview
The equipment used by subscribers is a large capital investment for the Company. The cost, net of depreciation, of this equipment accounts for approximately 64% of the Company's total assets.

The Company has financed a majority of the investment in subscriber equipment with long-term debt and plans to continue using long-term debt financing until cash provided by operating activities is sufficient to cover these investments.

The Company made significant investments during 1995, 1996 and 1997 to purchase the assets, including subscribers, of several businesses. The Company recorded these transactions as asset purchases and the net intangible assets (goodwill) are approximately 21% of the Company's total assets. The Company's acquisition strategy focuses on businesses that management believes will enhance the operating performance and financial condition of the Company.

The Company's overall financing strategy is simple, use long-term debt financing versus equity, whenever possible, to prevent the dilution of shareholder value.

Net Cash Provided by Operating Activities
Net cash provided by operating activities in 1997 was $47,543,395 compared to $33,777,467 in 1996. This increase of $13,765,928 was primarily the result of the $14,321,280 increase in operating cash flow plus the $168,687 of additional cash generated from the change in assets and liabilities. The increase in operating cash flow and additional cash from the change in assets and liabilities was offset by the $665,961 increase in interest expense related to the Company's investing activities for subscriber equipment and acquisitions.

Net Cash Used by Investing  Activities
Net cash used by investing activities in 1997 was $30,191,998 compared to $106,290,603 in 1996. This decrease is primarily due to a reduction in the purchase of equipment used by subscribers in 1997 and the purchase of Broadcast Partners in May of 1996. The majority of expenditures on equipment used by subscribers are for color receivers, monitors, and satellite dishes including LNB's. The decrease in purchases on equipment used by subscribers is due to lower net subscriber growth and the reduction of inventory levels.

The majority of the investment in equipment used by subscribers is a direct result of the growth in the Company's subscriber base. The Company's marketing efforts to obtain new subscribers includes investing in subscriber equipment for trial and complimentary subscriptions. In addition, approximately 3,000 monochrome system (FM and Ku) and DTN FarmDayta subscribers upgraded service requiring the color Ku-band system with 54% of these conversions involving DTN AgDaily subscribers. The remaining 46% involved DTN Financial Services and DTNergy subscribers. The conversion of approximately 1,700 subscribers from DTN AgDaily on the color Ku-band system to other more advanced Ku-band services such as DTN Pro Series, DTNstant, DTNiron, DTN PROduce and DTN Weather Center resulted in upgraded equipment. During 1997, the acquisition of Market Quoters, Northern Data and Arkansas Farm Bureau subscribers resulted in approximately 1,000 systems being installed to convert these subscribers to DTN systems.

DTN decreased it inventory of color receivers and components to build color receivers during 1997. At December 31, 1997 the Company had approximately $7,000,000 of this inventory compared to $10,000,000 in 1996. The build up of inventory in 1996 occurred due to advance commitments on inventory purchases. The Company adjusted production schedules during the fourth quarter of 1996 and reduced the inventory to a level adequate to supply forecasted sales activity. The reduced production of color systems reduced borrowing requirements in the first half of 1997.

The Company had approximately 30,000 monochrome customers at December 31, 1997. The Company utilizes monochrome receiver equipment coming in from conversions for new DTN AgDaily, DTN Wall Street and DTNergy subscribers. DTN will continue to research new markets for monochrome system services but at this time the Company's management believes the prospects are more favorable for color services.

As it relates to the Company's investing activities, the Company had negative working capital of $21,520,377 at December 31, 1997, compared to $14,748,094 in 1996. The increase in the working capital deficiency was primarily due to the growth in the current portion of long term debt of $6,718,750 from increased term debt needed to finance acquisitions and converting $38,000,000 of revolving debt to term notes in the first quarter of 1997.

The working capital deficiency also increased due to a reduction of current assets of $1,158,119 offset by a decrease in accounts payable and accrued expenses of $1,104,586 from December 31,1996 to 1997. The reduction in accounts receivable was due to aligning receivable recognition methods of acquired operations with the Company's. The decrease in accrued expenses is due to a reduction of startup costs related to the Broadcast Partners operations.

On July 26, 1995, the Company entered into an agreement with Knight Ridder Financial (KRF) to acquire 2,900 Knight Ridder Commodity News Service subscribers. The Company agreed to pay KRF approximately $4,970,000 for these subscribers over two years. The Company agreed to pay $1,500,000 at closing and $1,500,000 on the first anniversary of the closing. The remaining $1,970,000 was based on company estimates of future revenue sharing. This payment was scheduled to be paid quarterly during the first two years of the agreement and was completed during 1997. The Company capitalized $4,970,000 as an intangible asset (goodwill) and is amortizing this cost using the straight-line method over eight years.

On May 3, 1996, the Company acquired substantially all the assets of Broadcast Partners, an electronic information and communication services company providing similar services as DTN AgDaily in the agricultural industry. The Company paid $63.5 million cash and assumed certain "non-interest" bearing liabilities of approximately $9.8 million. The Company received 39,000 agricultural subscribers in this acquisition.

The $63.5 million cash paid for the Broadcast Partners acquisition was financed with a combination of $15 million of privately placed common stock equity and $48.5 million of six year term debt (see note 3). As part of the acquisition, the Company capitalized approximately $38.2 million of equipment. The Company is depreciating this equipment using the straight-line method over five years. The Company capitalized approximately $34.8 million as an intangible asset (goodwill) and is amortizing this cost using the straight-line method over three to eight years.

 During the first quarter of 1997,  the Company  acquired  2,900 real-time commodity subscribers through two separate acquisitions. Approximately 500 of the subscribers were acquired from Market Quoters and Northern Data Services for $750,000 cash. The remaining 2,400 subscribers were acquired from Market Communications Group, LLC (MCG), a joint venture between Reuters America, Inc., and Farmland Industries, Inc. The Company paid $3.6 million cash for the 2,400 subscribers, certain assets and assumed certain liabilities. In total, the Company capitalized approximately $4.5 million as an intangible asset (goodwill) and is amortizing this cost using the straight line method over three to eight years. The MCG acquisition included the preferred rights to distribute relevant Reuters real-time news and information to the commodities, energy and metals markets.

On July 1, 1997, the Company acquired the assets of The Network, Inc., an electronic cotton trading network service. The Company agreed to pay $1,000,000 cash over five years. The Company paid $200,000 cash in 1997 and will pay $200,000 cash on each of the next four anniversary dates. The Company has the option to terminate the agreement at any time and cease all payments and return the assets to the original owner. The Company is capitalizing the $200,000 payments when made as an intangible asset (goodwill) and amortizing this cost using the straight-line method over 12 months. In effect, if all payments are made, the Company is amortizing the $1,000,000 purchase price over five years.

On October 24, 1997 the Company agreed to acquire the 700 subscribers on the ACRES platform from the Arkansas Farm Bureau (AFB). The Company agreed to pay $600 for each subscriber that converts to a DTN service. The Company believes the majority will convert to a DTN service. In addition, the Company will pay the AFB a $6 monthly residual for the lesser of the life of the subscriber or ten years for those subscribers converting to a DTN service. The Company will capitalize the $600 acquisition payment per subscriber as an intangible asset (goodwill) and amortize this cost using the straight-line method over eight years. No payments were made in 1997.

Net Cash  Provided  (Used) by  Financing  Activities
Net cash used by financing activities of $17,222,280 was primarily the result of a decrease in total debt outstanding (current and long-term) of $18,217,083. The decrease in debt outstanding was primarily due to $22,217,083 of principal payments during 1997. The Company was able to pay down debt due to the increase in cash provided by operating activities and using subscriber equipment inventory for new subscribers during the first half of 1997. The Company made $9,036,459 of principal payments on bank term debt during 1996.

Factors that may Affect Future Results
Competition -- The Company operates in a highly competitive environment, competing with information and communication services utilizing various types of electronic media including satellite delivery, TV Cable delivery, the Internet, electronic bulletin boards, television, radio, cellular, and telephone communications. In addition to the various electronic publishers, the Company competes with print media and "old information gathering habits". Many of the Company's actual and potential competitors have substantially greater resources than the Company.

Inflation -- The Company believes that inflationary trends have a limited effect on the business. However, since a large percentage of the Company's subscribers and revenues are related to the agricultural industries, the general state of the agricultural economy may impact the Company's business operations and financial condition.

Indebtedness -- The Company anticipates that internally generated cash flow and its bank credit lines will be sufficient to fund operating activities, capital expenditures and principal payments on long-term debt.

Technology -- Although the business of the Company is subject to the continuous changes in technology, the Company is currently unaware of any new technology which is likely to replace its present electronic delivery systems, equipment and the business applications these systems and equipment are designed to provide at a competitive price.

Year 2000 -- The Company is conducting a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 Issue. The company plans to use internal resources to perform the review and make programming changes or replacements as necessary. The Company is pursuing Year 2000 compliance statements from all vendors that provide services or products critical to the operation of the Company's systems. The Company does not expect the cost of making the necessary changes to be significant. The Company expects its year 2000 conversion project to be completed on a timely basis, however, failure to do so or failure on the part of third parties with whom the Company does business could materially impact operations and financial results.

RESULTS OF OPERATIONS

GRAPH IN TABULAR FORM:


                            1993      1994      1995      1996      1997
                            ----      ----      ----      ----      ----
Operating Cash Flow
    ($ millions)            12.9      15.8      23.2      40.4      54.7



General  Overview
The financial  dynamics
of DTN's business operations are similar to businesses that sell monthly subscriptions such as electronic publications and communications and cable TV companies. The financial dynamics are similar because DTN makes an initial investment of variable marketing costs to obtain new subscribers (generally a one year subscription agreement) and the Company makes a capital expenditure to provide the subscriber with the necessary equipment to receive the Company's services.

In addition, DTN has a level of fixed costs, such as FM and Ku satellite leases, certain news and weather, quotes, information providers and administrative expenses, not directly affected by the number of subscribers receiving the Company's services.

DTN's operating cash flow (operating income before depreciation and amortization expense), a key indicator monitored by DTN management, has increased at a compounded rate of 41% from 1992 to 1997. This trend is primarily the result of a growing base of subscribers covering the Company's fixed expenses. The following graph details the trend in operating cash flow as a percentage of revenue to illustrate operating leverage.

GRAPH IN TABULAR FORM:


                           1993      1994      1995      1996      1997
                           ----      ----      ----      ----      ----
Operating Cash Flow
(percent of revenue)        36        34        37        41       43.3


The Company has operating leverage due to low variable costs per subscriber. This leverage is present when a growth in subscribers and related revenues has a direct impact on operating cash flow. This leverage, as seen in the 1993 and 1994 periods, can be negatively impacted by the Company increasing the amount committed to research and development activities.

DTN accumulates research and development activities as "Net Development Costs". The Company defines "Net

Development Costs" as 1) market research activities, 2) hardware and software engineering, research and development, and 3) the negative operating cash flow (prior to corporate allocations plus interest) of new services. The Company includes new services in the "Net Development Costs" classification until the service shows positive operating cash flow prior to corporate allocations plus interest for a full quarter. The service becomes a core service after reaching this level in the developmental process.

During the 1993 and 1994 periods, the Company was expanding development activities (see chart on page 3) quite rapidly, therefore, negatively impacting operating cash flow on a total and percentage basis.

During 1995, the success of subscription sales of the new developmental services decreased net development costs. While the overall developmental expenses increased, the growth rate of developmental related expenses declined in 1995 compared to 1994. The result, operating cash flow as a percentage of revenue increased to 37% in 1995 compared to 34% in 1994. Core services revenue improved to 44.4% in 1995 compared to 43.8% in 1994.

During 1996, DTN expanded it developmental activities with net development costs growing from $3.7 million in 1995 to $5.3 million in 1996. The Company's increased efficiencies on a per subscriber per month basis and the acquisition of subscribers from Broadcast Partners contributed to an increase in operating cash flow as a percentage of revenue from 37% in 1995 to 41% in 1996. Operating cash flow as a percentage of revenue, excluding the acquisition of Broadcast Partners, was 37% in 1996. The expansion of developmental activities was offset by increased efficiencies on a per subscriber per month basis. Core services operating cash flow as a percentage of core services revenue improved to 47.4% in 1996 compared to 44.4% in 1995. Core services operating cash flow as a percentage of core services revenue, excluding Broadcast Partners operating results, was 43.4% in 1996 compared to 44.4% in 1995.

Finally, during 1997, the Company's developmental activities were relatively flat at $5.2 million compared to $5.3 million in 1996. The efficiencies gained in 1996 carried over into 1997 and contributed to operating cash flow as a percentage of revenue growing from 41% in 1996 to 43.3% in 1997. Core services operating cash flow as a percentage of core services revenue improved to 48.5% in 1997 compared to 47.4% in 1996. Core services operating cash flow as a percentage of core services revenue, excluding Broadcast Partners operating results, was 45.0% in 1997 compared to 43.4% in 1996.

1997  COMPARED TO 1996
The growth in subscribers, revenues and operating cash flow during 1997 highlighted another very good year for the Company. The operating results for 1997 include twelve months of the Broadcast Partners operations compared to approximately eight months in 1996. Operating income improvement combined with lower interest expense as a percentage of revenue resulted in positive earnings for the year.

                                                           Percent
In Thousands                 1997            1996           Change
------------------------------------------------------------------
Subscribers                 158.8           145.9               9%
Revenues                 $126,374         $98,384              28%
Operating cash flow        54,699          40,377              35%
Operating income           12,383           6,921              79%
Net income (loss)           2,236            (958)              -



Total revenue increased 28% in 1997 compared to 1996 and all operating revenue categories made good contributions to this increase. Operating revenues consisting of subscriptions, additional services, communications and advertising increased to $66.29 per subscriber per month in 1997 compared to $60.92 in 1996.

A 9% growth in total subscribers, the mix of higher priced services, inflationary price increases and acquisitions led to 35% growth in subscription revenue. Subscription revenue related to the Broadcast Partners operations accounted for 35% of the $27,990,639 total revenue growth in 1997 compared to 1996. At December 31, 1997, 90% of total subscribers were receiving service via Ku-band satellite transmission compared to 88% in 1996. All acquired subscribers were receiving service via Ku-band satellite transmission. Subscription revenue on a per subscriber per month basis increased to $55.10, compared to $49.24 in 1996.

The price of Ku-band satellite delivered services ranged from $37 for monochrome DTN AgDaily to $170 for the color DTNstant service during 1997. The price of Ku-band satellite delivered services ranged from $35 for monochrome DTN AgDaily to $160 for color DTNstant service during 1996. The price of the monochrome FM delivered DTN AgDaily (the only FM service) was $29 in 1997 and $27 in 1996.

The subscribers converting to higher priced services includes those that switched from the monochrome FM or Ku-band satellite DTN AgDaily priced at $52 in 1997 and $50 in 1996 ($46 prior to June 1, 1996). Subscribers continued to convert from the color Ku-band satellite DTN AgDaily service to the color

Ku-band satellite DTN Pro Series which ranged in price from $63 ($59 prior to June 1, 1996), for one Pro Series service, to $79 ($74 prior to June 1, 1996), for all four Pro Series services (DTN Premier), in both 1997 and 1996. The DTN Premier and Stock Pro, DTN Premier Plus, was priced at $82 a month in 1997 and $82 a month in 1996 ($78 prior to June 1, 1996)

The Company increased the number of information services through "a la carte" optional services (200 in 1997 versus 180 in 1996). The growth in services combined with growth of total subscribers and the acquisition of Broadcast Partners resulted in a 16% increase in additional services revenue. Additional services revenue related to the Broadcast Partners operations accounted for 38% of the $901,955 growth in 1997 compared to 1996. The revenue decreased on a per subscriber per month basis to $3.65 in 1997 compared to $3.80 in 1996.

The growth in communications revenue was primarily in the DTNergy service. The DTNergy service transmits refiner prices and communications to wholesaler/subscribers. The number of refiner communications increased and produced a revenue growth of 14% over 1996. The revenue decreased on a company wide per subscriber per month basis to $5.47, down from $5.78 in 1996. This decrease is due to spreading communications revenue over a larger base of subscribers, with the largest increase coming from the acquisition of Broadcast Partners in 1996.

Advertising revenue grew 19% to $3,809,748 in 1997 compared to $3,198,321 in 1996. This growth was due to an increase in the acceptance of the color system as an  electronic  medium,  the  acquisition  of  Broadcast  Partners  and  less discounting due to the increased subscriber base associated with the acquisition. Advertising revenue related to the Broadcast Partners operations accounted for 81% of the $611,427 growth in 1997 compared to 1996. Advertising revenue remained flat on a company wide per subscriber per month basis at $2.07 in 1997, compared to $2.10 in 1996.

Service initiation fees, the Company's up-front one-time charges to new subscribers ranged from $150 to $495 in 1997 and 1996 depending on the service and information distribution technology. Initiation fees for subscribers that convert to another service or change delivery technology (such as FM to Ku) ranged from $50 to $100 depending on the service in 1996 and 1997. The total fees collected decreased 17% in 1997 to $4,625,487 compared to $5,560,049 in 1996. The increased sales volume in 1997 compared to 1996 was offset by the recognition of deferred revenues during 1996 for initiation fees received in the prior year. Service initiation fees are recognized in income since these fees are less than the marketing and setup costs related to a new subscriber.

Total operating expenses increased 25% in 1997 over 1996. This increase was due to a 26% increase in selling, general and administrative costs, a 9% increase in sales commissions and a 26% increase in depreciation and amortization. These expenses (excluding the sales commission costs) increased on a per subscriber per month basis to $56.69 in 1997 compared to $54.07 in 1996.

Selling, general and administrative expenses on a per subscriber per month basis increased to $33.65, up from $32.12 in 1996. These costs were up modestly due to efficiency gains from spreading costs over a larger base of subscribers obtained from increased sales from expanding the sales force and acquisitions. Selling, general and administrative expenses as a percentage of revenue decreased from 50% in 1996 to 49% in 1997. Selling, general and administrative expenses growth, excluding the selling, general and administrative expenses related to Broadcast Partners, was 20% in 1997 compared to 1996.

Sales commissions are generated from new subscriptions sales and cash flows related to the DTNergy service. Sales commissions increased 9% during 1997 compared to 1996. This increase is due to higher subscriptions sales, incentive programs to the national sales force and sales management related to an expanding sales force and higher cash flows in DTNergy. Sales commissions growth, excluding sales commissions related to Broadcast Partners, was 10% in 1997 compared to 1996.

Depreciation and amortization expense increased primarily due to the purchase of $21,137,267 of new equipment used by subscribers and the acquisition of Broadcast Partners. On May 3, 1996, the Company acquired and capitalized approximately $38.2 million of equipment and $34.8 million of intangible assets (goodwill) related to the acquisition. The Company began using a six year life for depreciating subscriber equipment in July of 1992 compared to an eight year life prior to the change. The Company is depreciating the equipment acquired in the acquisition of Broadcast Partners using the straight-line method over five years and is amortizing the intangible assets (goodwill) using the straight-line method over three to eight years beginning in May of 1996.

Operating income increased 79% to $12,383,403, up from $6,920,791 in 1996 as a result of the growth in revenues and expenses discussed above. Operating cash flow grew 35% to $54,698,708, up from $40,377,428 in 1996.

Interest expense increased 8% in 1997 compared to 1996. This increase is related to the increase in total long-term debt outstanding to finance equipment used by subscribers and acquisitions. The Company borrowed $48,490,000 in 1996 to acquire Broadcast Partners. The Company decreased the revolving credit line borrowing from $38,500,000 at December 31, 1996 to $4,500,000 at December 31, 1997. This decrease was primarily the result of the Company converting
$38,000,000 of revolving debt to term debt at the end of the first quarter of 1997.

The Company's federal and state effective tax rate was 34% and 32% for 1997 and 1996, respectively.

 1996  COMPARED  TO 1995
DTN'S management team remained focused on growing subscribers, revenues and operating cash flow during 1996. The acquisition of Broadcast Partners and a focus on improving subscriber efficiencies led to outstanding operating results as compared to the prior year. Operating income improved but higher interest expense linked to the expansion of the business and the acquisition of Broadcast Partners resulted in a loss for the year.

                                                           Percent
In Thousands                 1996            1995           Change
------------------------------------------------------------------
Subscribers                  145.9            95.9            52%
Revenues                   $98,384         $62,288            58%
Operating cash flow         40,377          23,154            74%
Operating income             6,921           4,343            59%
Net Loss                      (958)           (283)         (239%)


Total revenue increased 58% in 1996 compared to 1995 and all operating revenue categories made significant contributions to this increase. Operating revenues consisting of subscriptions, additional services, communications and advertising increased to $60.92 per subscriber per month in 1996 compared to $55.70 in 1995.

A 52% growth in total subscribers and subscribers upgrading to higher priced services led to a 63% growth in subscription revenue. On May 3, 1996, the Company acquired 39,000 subscribers from Broadcast Partners receiving agricultural information and communications services. The subscriber growth for DTN without the acquisition of Broadcast Partners was 11,000 subscribers, a growth of 11.5%, and subscription revenue related to this subscriber growth was up 34% in 1996 compared with 1995. At December 31, 1996, 88% of total subscribers were receiving service via Ku-band satellite transmission compared to 77% in 1995. All acquired subscribers were receiving service via Ku-band satellite transmission. Subscription revenue on a per subscriber per month basis increased to $49.24, in 1996 compared to $43.60 in 1995.

The price of Ku-band satellite delivered services ranged from $35 for monochrome DTN AgDaily to $160 for the color DTNstant service during 1996. The price of Ku-band satellite delivered services ranged from $33 for monochrome DTN AgDaily to $160 for the color DTNstant service during 1995. The price of the monochrome FM delivered DTN AgDaily (the only FM service) was $27 in 1996 and $26 in 1995.

The subscribers converting to higher priced services includes those that switched from the monochrome FM or Ku-band satellite DTN AgDaily service to the color Ku-band satellite DTN AgDaily, priced at $50 in 1996 ($46 prior to June 1,
1996) and $46 in 1995. Subscribers continued to convert from the color Ku-band satellite DTN AgDaily service to the color Ku-band satellite DTN Pro Series which ranged in price from $63 ($59 prior to June 1,1996), for one Pro Series service, to $79 ($74 prior to June 1,1996), for all four Pro Series services (DTN Premier), in both 1996 and 1995. The DTN Premier and Stock Pro, DTN Premier Plus, was priced at $82 a month in 1996 ($78 prior to June 1, 1996) and $78 a month in 1995.

The Company increased the number of information services through "a la carte" optional services (180 in 1996 versus 100 in 1995). The growth in services combined with the growth of total subscribers and the acquisition of Broadcast Partners resulted in a 48% increase in additional services revenue. The additional services revenue growth, excluding the acquisition of Broadcast Partners, was 30% in 1996. The revenue increased on a per subscriber per month basis to $3.80 in 1996 compared to $3.70 in 1995.

The growth in communications revenue was primarily in the DTNergy service. The DTNergy service transmits refiner prices and communications to wholesaler/subscribers. The number of refiner communications continued to rise and produced a revenue growth of 28% over 1995 levels. The revenue decreased on a company wide per subscriber per month basis to $5.78, down from $6.49 in 1995. This decrease is due to spreading communications revenue over a larger base of subscribers, with the largest increase coming from the acquisition of Broadcast Partners.
                                       34

Advertising revenue grew 58% to $3,198,321 in 1996 compared to $2,022,440 in 1995. This growth was due to an increase in the acceptance of the color system as an  electronic  medium,  the  acquisition  of  Broadcast  Partners  and  less discounting due to the increased subscriber base associated with the acquisition. Advertising revenue growth, excluding the acquisition of Broadcast Partners, was 30% in 1996. Advertising revenue increased on a company wide per subscriber per month basis to $2.10 in 1996, up from $1.89 in 1995.

Service  initiation  fees,  the  Company's  up-front  one-time  charges  to  new subscribers ranged from $150 to $495 in 1996 and from $150 to $295 in 1995 depending on the service and information distribution technology. Initiation fees for subscribers that convert to another service or change delivery technology (such as FM to Ku) ranged from $50 to $100 depending on the service in 1995 and 1996. The total fees collected increased 66% in 1996 to $5,560,049 compared to $3,357,311 in 1995. The increase was due to increased sales activity related to the expansion of the national sales force, reduced discounting in the agricultural related services and an increase in conversions from DTN Wall Street to DTN SPECTRUM. Service initiation fee revenue, excluding the acquisition of Broadcast Partners, was 53% in 1996.

Total operating expenses increased 58% in 1996 over 1995. This increase was due to a 45% increase in selling, general and administrative costs, a 71% increase in sales commissions and a 78% increase in depreciation and amortization. These expenses (excluding the sales commission costs) increased on a per subscriber per month basis to $54.07 in 1996 compared to $49.75 in 1995.

Selling, general and administrative expenses on a per subscriber per month basis increased to $32.12, up slightly from 31.97 in 1995. These costs were flat due to efficiency gains from spreading costs over a larger base of subscribers obtained from an expanded sales force and from acquisitions. Selling, general, and administrative expenses as a percentage of revenue decreased from 54% in 1995 to 50% in 1996. Selling, general and administrative expenses as a percentage of revenue, excluding the acquisition of Broadcast Partners, decreased to 53%.

Sales commissions are generated from new subscription sales and revenues related to the DTNergy service. Sales commissions increased 71% during 1996 compared to 1995. This increase is due to higher subscription sales, incentive programs to the national sales force and sales management related to the rapid expansion and 22% higher revenues in DTNergy. Sales commissions growth, excluding the
acquisition  of  Broadcast   Partners,   was  60%  in  1996.

Depreciation and amortization expense primarily increased due to the purchase of $37,424,684 of new equipment used by subscribers and the acquisition of Broadcast Partners. The Company acquired and capitalized approximately $38.2 million of equipment and $34.8 million of intangible assets related to the acquisition. The Company began using a six year life for depreciating subscriber equipment in July of 1992 compared to an eight year life prior to the change. The Company is depreciating the equipment acquired in the acquisition of Broadcast Partners over a five year life and is amortizing the intangible assets from this acquisition over a three to eight year life beginning in May of 1996.

Operating income increased 59% to $6,920,791, up from $4,343,252 in 1995 as a result of the growth in revenues and expenses discussed above. Operating cash flow grew 74% to $40,377,428, up from $23,154,402 in 1995.

Interest expense increased 76% in 1996 compared to 1995. The increase is related to borrowings to finance new subscriber equipment and the acquisition of Broadcast Partners. The Company increased the revolving credit line borrowings from $21,250,000 at December 31, 1995 to $38,500,000 at December 31, 1996. The
Company borrowed $48,490,000 to acquire Broadcast Partners.

The Company's federal and state effective tax rate was 32% and 29% for 1996 and 1995, respectively.

                                NOTES
--------------------------------------------------------------------------------

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

To Our Stockholders:
The management of Data Transmission Network Corporation is responsible for the preparation, integrity and objectivity of the accompanying financial statements and related notes. To meet these responsibilities, we maintain a system of internal controls to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded.

The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based upon our estimates and judgments, as required. The financial statements have been audited by Deloitte & Touche LLP who have expressed their opinion, presented below, with respect to the fairness of the statements. Their audit included a review of the system of internal control and tests of transactions to the extent they considered necessary to render their opinion. The Audit Committee of the Board of Directors is composed solely of outside directors.

The Audit Committee meets periodically with our independent auditors and management to review accounting, auditing, internal control and financial reporting matters.



Roger R. Brodersen                        Brian L. Larson
Chairman of the Board                     Vice President
Chief Executive Officer                   Chief Financial Officer
                                          Secretary and Treasurer

INDEPENDENT AUDITOR'S REPORT
--------------------------------------------------------------------------------


Board of Directors and Stockholders
Data Transmission Network Corporation

We have audited the accompanying balance sheets of Data Transmission Network Corporation as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Data Transmission Network Corporation as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP, Omaha, Nebraska
February 6, 1998



                                 BALANCE SHEETS
---------------------------------------------------------------------------------------------

                     Data Transmission Network Corporation
                        As of December 31, 1997 and 1996


                                                                       1997            1996
---------------------------------------------------------------------------------------------
ASSETS
Current Assets:
        Cash                                                     $    837,170    $    708,053
        Accounts receivable, net of allowance for
                doubtful accounts of $810,000 and $520,000          7,629,296       9,653,766
        Prepaid expenses                                              825,577         583,985
        Deferred commission expense                                 3,302,972       2,807,330
                                                                 ----------------------------
                Total Current Assets                               12,595,015      13,753,134

Property and Equipment
        Equipment Used By Subscribers                             224,620,148     203,310,661
        Equipment and Leasehold Improvements                       23,155,237      19,702,330
                                                                 ----------------------------
                                                                  247,775,385     223,012,991
        Less: Accumulated Depreciation                            135,265,090      98,564,288
                                                                 ----------------------------
                Net Property and Equipment                        112,510,295    124,448,703
Intangible Assets From Acquisitions, net of accumulated
        amortization of $9,728,684 and $3,871,956                 34,764,802     36,517,799

Other Asset                                                         2,560,786      3,010,126
                                                                 ----------------------------
                                                                 $162,430,898    $177,729,762
---------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities:
        Accounts payable                                         $  6,985,053    $  7,485,517
        Accrued expenses                                            5,319,506       5,923,628
        Current portion of long-term debt                          21,810,833      15,092,083
                                                                 ----------------------------
                Total Current Liabilities                          34,115,392      28,501,228

Long-Term Debt                                                     58,248,540      83,184,373
Subordinated Long-Term Notes, net of unamortized
        discount of $357,170 and $436,550                          14,642,830      14,563,450
Equipment Deposits                                                    484,017         515,142
Unearned Revenue                                                   22,743,946      22,675,280

Stockholders Equity:
        Common stock, par value $.001, authorized
                20,000,000 shares, issued 11,148,052
                and 11,074,224                                         11,148          11,074
        Paid-in capital                                            31,326,683      14,302,689
        Retained earnings (deficit)                                   858,342      (1,404,602)
        Treasury stock, at cost, 0 and 45,919 shares                        -        (342,173)
                                                                 ----------------------------
                Total Stockholders Equity                          32,196,173      28,290,289
                                                                 ----------------------------
                                                                 $162,430,898    $177,729,762

The accompanying notes are an integral part of these financial statements.

                            STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------

                      Data Transmission Network Corporation
                  Years ended December 31, 1997, 1996 and 1995



                                                  1997            1996            1995
-------------------------------------------------------------------------------------------
REVENUES
        Subscriptions                         $101,194,290    $ 75,019,826    $ 46,126,332
        Additional services                      6,694,754       5,792,799       3,917,631
        Communication services                  10,050,073       8,812,718       6,864,275
        Advertising                              3,809,748       3,198,321       2,022,440
        Service initiation fees                  4,625,487       5,560,049       3,357,311
                                              ---------------------------------------------
                                               126,374,352      98,383,713      62,287,989

EXPENSES

        Selling, general and administrative     61,790,861      48,944,027      33,827,282
        Sales commissions                        9,884,783       9,062,258       5,306,305
        Depreciation and amortization           42,315,305      33,456,637      18,811,150
                                              ---------------------------------------------
                                               113,990,949      91,462,922      57,944,737
                                              ---------------------------------------------
OPERATING INCOME                                12,383,402       6,920,791       4,343,252

        Interest expense                         9,098,231       8,432,270       4,798,112
        Other income, net                          121,909         107,173          57,784
                                              ---------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                3,407,081      (1,404,306)       (397,076)

        Income tax expense (benefit)             1,171,000        (446,000)       (114,000)
                                              ---------------------------------------------

NET INCOME (LOSS)                             $  2,236,081    $   (958,306)  $    (283,076)
-------------------------------------------------------------------------------------------

BASIC INCOME (LOSS) PER SHARE                 $       0.20    $      (0.09)   $      (0.03)
-------------------------------------------------------------------------------------------

DILUTED INCOME (LOSS) PER SHARE               $       0.19    $      (0.09)   $      (0.03)
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


                                              STATEMENTS OF STOCKHOLDERS EQUITY
------------------------------------------------------------------------------------------------------------------------

                                            Data Transmission Network Corporation
                                         Years ended December 31, 1995, 1996 and 1997


                                                                             RETAINED                         TOTAL
                                                COMMON      PAID -IN         EARNINGS        TREASURY      STOCKHOLDERS
                                                 STOCK       CAPITAL         (DEFICIT)         STOCK          EQUITY
------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1995                      $  3,375   $ 14,302,689      $  (217,501)    $(1,381,585)     $12,706,978
Treasury stock issued on exercise of
        employee stock options                       -              -            2,890         330,173          333,063
Tax benefit related to exercise of
        employee stock options                       -       120,000                 -               -          120,000
Net loss                                             -             -          (283,076)              -         (283,076)
                                              --------------------------------------------------------------------------
Balance, December 31, 1995                    $  3,375   $ 14,422,689      $  (497,687)    $(1,051,412)     $12,876,965
Treasury stock issued on exercise of
        employee stock options                       -              -           51,391         709,239          760,630
Tax benefit related to exercise of
        employee stock options                       -        634,000                -               -          634,000
Issuance of common stock                           316     14,976,684                -               -       14,977,000
Three-for-one stock split                        7,383         (7,383)               -               -                -
Net loss                                             -              -         (958,306)              -         (958,306)
                                              --------------------------------------------------------------------------
Balance, December 31, 1996                    $ 11,074   $ 30,025,990      $(1,404,602)    $  (342,173)     $28,290,289
Treasury stock issued on exercise of
        employee stock options                       -              -           26,863         342,173          369,036
Tax benefit related to exercise of
        employee stock options                       -        675,000                -               -          675,000
Issuance of common stock                            74        625,693                -               -          625,767
Net income                                           -              -        2,236,081               -        2,236,081
                                              --------------------------------------------------------------------------
Balance, December 31, 1997                    $ 11,148   $ 31,326,683      $   858,342     $         -      $32,196,173


The accompanying notes are an integral part of these financial statements.



                                                        STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------------

                                                   Data Transmission Network Corporation
                                                Years ended December 31, 1997, 1996 and 1995

                                                                                   1997           1995             1995
-------------------------------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities
        Net income (loss)                                                    $  2,236,081    $   (958,306)   $   (283,076)
        Adjustments to reconcile net income (loss) to
                net cash provided by operating activities:
                Depreciation and amortization                                  42,315,305      33,456,637      18,811,150
                Amortization of debt issue costs and discount                     147,880         139,694         128,760
                Deferred income taxes                                           1,056,000        (480,000)       (239,000)
        Change in assets and liabilities:
                Accounts receivable                                            (1,278,437)        (63,634)     (3,178,803)
                Prepaid expenses                                                 (180,068)        (21,839)       (284,803)
                Deferred commission expense                                      (400,469)       (310,792)     (1,446,337)
                Deferred debt issuance costs                                            -        (112,078)              -
                Other assets                                                            -               -      (1,029,433)
                Accounts payable                                                  518,361      (1,947,116)        604,791
                Accrued expenses                                               (1,113,749)       (149,687)        739,453
                Equipment deposits                                                (51,175)        (26,578)           (382)
                Unearned revenue                                                4,293,666       4,251,166       2,800,990
                                                                             ---------------------------------------------
        Net Cash Provided By Operating Activities                              47,543,395      33,777,467      16,623,310
Cash Flows From Investing Activities
        Capital expenditures:
                Equipment used by subscribers                                 (21,137,267)    (37,424,684)    (23,746,086)
                Equipment and leasehold improvements                           (3,367,535)     (3,120,125)     (3,914,442)
        Acquisition of Subscribers                                             (5,687,196)    (65,745,794)     (1,767,420
                                                                             ---------------------------------------------
         Net Cash Used By Investing Activities                                (30,191,998)   (106,290,603)    (29,427,948)
Cash Flows From Financing Activities
        Proceeds from term debt agreement                                               -      48,490,000               -
        Principal payments on long-term debt                                  (22,217,083)     (9,036,459)     (8,718,750)
        Proceeds from revolving credit agreement                                4,000,000      17,250,000      21,250,000
        Proceeds from the exercise of stock options                               994,803         760,630         333,063
        Proceeds from the issuance of common stock                                      -      14,977,000               -
                                                                             ---------------------------------------------
         Net Cash Provided (Used) By Financing Activities                     (17,222,280)     72,441,171      12,864,313
                                                                             ---------------------------------------------
Net Increase (Decrease) in Cash                                                   129,117         (71,965)         59,675
Cash at Beginning of Period                                                       708,053         780,018         720,343
                                                                             ---------------------------------------------
Cash at End of Period                                                        $    837,170    $    708,053 $       780,018

The accompanying notes are an integral part of these financial statements.


                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     Data Transmission Network Corporation
                  Years ended December 31, 1997, 1996 and 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
Revenue Recognition
The Company provides its subscribers with equipment to receive information and communications service. DTN charges a recurring subscription fee and in most instances a one-time service initiation fee. The subscriptions are contracted for an initial period of one year and are generally billed quarterly in advance. Payments received in advance for subscriptions, additional services and advertising are deferred and recognized as the services are provided to the subscribers. Service initiation fees are recognized in income since these fees are less than the marketing and setup costs related to a new subscriber. Communication services are generally billed monthly in arrears based on the number and length of the messages delivered to subscribers.

Deferred Commission Expense
Commissions and bonuses which are paid at the time of the initial subscription to sales representatives, to company representatives, or to subscribers for successful customer referrals, are deferred and expensed over the initial twelve-month subscription period.

Equipment  Used By Subscribers
Equipment used by subscribers to receive the Company's electronically transmitted information and communication services is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over a useful life of three to eight years for assets placed in service prior to July 1, 1992, and three to six years for assets placed in service subsequent to July 1, 1992.

Equipment and Leasehold  Improvements
Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from two to seven years, or the related lease, which range from five to ten years.

Intangible Assets
Intangible assets for acquisitions are stated at cost less accumulated amortization. These costs are amortized using the straight-line method over three to eight years. The carrying value of intangible assets is periodically assessed by the Company by reviewing the recoverability of the assets over the amortization period based on the projected undiscounted future cash flows of the related business unit. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competition and economic conditions.

Income Taxes
Income taxes are computed in accordance with the provisions of Statement of Financial Accounting Standard 109, "Accounting for Income Taxes" (SFAS 109). The objective of the statement is to recognize the amount of taxes payable or refundable in the current year and to recognize deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns.

Earnings (Loss) Per Share
The Financial Accounting Standards Board (FASB) issued statement No. 128, "Earnings Per Share", which is effective for 1997 financial statements. FASB No. 128 requires dual presentation of Basic and Diluted earnings per share for all periods for which an income statement is presented. Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options and warrants. All prior periods earnings per share data have been restated in accordance with FASB No. 128.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. During the periods ended December 31, 1997, 1996 and 1995, the Company made interest payments of $8,983,000, $8,555,000 and $4,386,000, respectively. Capital expenditures for subscriber equipment included in accounts payable at year end totalled $1,105,000 $1,394,000 and $2,191,000 at December 31, 1997, 1996 and 1995, respectively. The Company paid $1,146,000 of federal income taxes in 1995 relating to recoverable Alternative Minimum Taxes (AMT) for prior periods which is included in other assets. The Company paid no federal income taxes during 1997 or 1996. At December 31, 1996, $931,700 of the purchase price for acquired subscribers was due in future periods and was included in accounts payable.

Research  and Development
Research and development costs are charged to earnings as incurred and approximated $3,059,000, $2,263,000 and $1,596,000 for the periods ended December 31, 1997, 1996, and 1995.

Stock-Based  Compensation
The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25).

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of  Financial
Instruments Because of their maturities and/or interest rates, the Company's financial instruments have a fair value approximating their carrying value. These instruments include accounts receivable, revolving credit and term borrowings, subordinated debt, commercial paper, and trade payables.

Accounting Pronouncements
In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income". This statement establishes for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement is effective for 1998 financial statements.


Also in June 1997, the FASB issued statement No. 131, "Disclosure about segments of an Enterprise and Related Information", which will be effective in 1998. FASB No. 131 establishes standards for the way public enterprises report information about operating segments. The Company has not yet completed its analysis of this statement to determine if additional disclosure will be required beginning in 1998.

2.  ACQUISITIONS
--------------------------------------------------------------------------------
Knight-Ridder
On July 26, 1995, the Company entered into an agreement with Knight Ridder Financial (KRF) to acquire 2,900 Knight Ridder Commodity News Service subscribers. The Company agreed to pay KRF approximately $4,970,000 for these subscribers over two years. The Company agreed to pay $1,500,000 at closing and $1,500,000 on the first anniversary of the closing. The remaining $1,970,000 was based on company estimates of future revenue sharing. This payment was scheduled to be paid quarterly during the first two years of the agreement and was completed during 1997. The Company capitalized $4,970,000 as an intangible asset (goodwill) and is amortizing this cost using the straight-line method over eight years.

Broadcast  Partners
On May 3, 1996, the Company acquired substantially all the assets of Broadcast Partners, an electronic information and communication services company providing similar services as DTN AgDaily in the agricultural industry. The Company paid $63.5 million cash and assumed certain "non-interest" bearing liabilities of approximately $9.8 million. The Company received 39,000 agricultural subscribers in this acquisition.

The $63.5 million cash paid for the Broadcast Partners acquisition was financed with a combination of $15 million of privately placed common stock equity and $48.5 million of six year term debt (see note 3). The Company acquired and capitalized approximately $38.2 million of equipment. The Company is depreciating this equipment using the straight-line method over five years. The Company capitalized approximately $34.8 million as an intangible asset (goodwill) and is amortizing this cost using the straight-line method over three to eight years.

The following unaudited pro forma information sets forth the results of operations as though the acquisition of Broadcast Partners had occurred at January 1, 1995:


Proforma  December  31,                        1996                   1995
--------------------------------------------------------------------------------
Revenues                                  $ 106,646,073           $ 84,018,887
Net Loss                                  $  (1,303,509)          $ (2,992,648)
Loss Per Share                            $  (     0.12)          $ (     0.27)


This unaudited pro forma information is based on historical results of operations as if the acquisition took place on January 1, 1995 adjusted for acquisition costs, realized efficiencies and in the opinion of Management, is not necessarily indicative of what the results would have been had the Company operated with the acquisition since the beginning of 1995.

Market  Quoters, Northern Data and Market Communications Group LLC
During the first quarter of 1997, the Company acquired 2,900 real-time commodity subscribers through two separate acquisitions. Approximately 500 of the subscribers were acquired from Market Quoters and Northern Data Services for $750,000 cash. The remaining 2,400 subscribers were acquired from Market Communications Group, LLC (MCG), a joint venture between Reuters America, Inc., and Farmland Industries, Inc. The Company paid $3.6 million cash for the 2,400 subscribers, certain assets and assumed certain liabilities. In total, the Company capitalized approximately $4.5 million as an intangible asset (goodwill) and is amortizing this cost using the straight line method over three to eight years. The MCG acquisition included the preferred rights to distribute relevant Reuters real-time news and information to the commodities, energy and metals markets.

The Network, Inc.
On July 1, 1997, the Company acquired the assets of The Network, Inc., an electronic cotton trading network service. The Company agreed to pay $1,000,000 cash over five years. The Company paid $200,000 cash in 1997 and will pay $200,000 cash on each of the next four anniversary dates. The Company has the option to terminate the agreement at any time and cease all payments and return the assets to the owner. The Company is capitalizing the $200,000 payments when made as an intangible asset (goodwill) and amortizing this cost using the straight-line method over 12 months. In effect, if all payments are made, the Company is amortizing the $1,000,000 purchase price over five years.

Arkansas Farm Bureau ACRES Service
On  October  24,  1997 the  Company  agreed to  acquire  the  approximately  700 subscribers on the ACRES platform from the Arkansas Farm Bureau (AFB). The Company agreed to pay $600 for each subscriber that converts to a DTN service. The Company believes the majority will convert to a DTN service. In addition, the Company will pay the AFB a $6 monthly residual for the lesser of the life of the subscriber or ten years for those subscribers converting to a DTN service.
The Company will capitalize the $600 acquisition payment per subscriber as an intangible asset (goodwill) and amortize this cost using the straight-line method over eight years. No payments were made in 1997.

3.  LONG  TERM DEBT AND LOAN  AGREEMENTS
--------------------------------------------------------------------------------
The Company has a revolving credit agreement, as amended, with a group of banks (the "Revolving Credit Agreement"). The Revolving Credit Agreement, which expires June 30, 1999 unless extended, provides for a total commitment of up to $33,000,000 in new borrowings. As of December 31, 1997, $4,500,000 of the total commitment had been borrowed, with the remaining $28,500,000 available to the Company subject to certain restrictions as discussed below.


December  31,                                 1997                   1996
--------------------------------------------------------------------------------
Revolving  Credit Agreement
        Revolving credit line         $       4,500,000      $       38,500,000
        Term notes                           35,151,040              10,786,456
Term Credit Agreement
        Term notes                           40,408,333              48,490,000
Stock Repurchase Agreement
        Term notes                                    -                 500,000
--------------------------------------------------------------------------------
Total Loan Agreements                        80,059,373              98,276,456
--------------------------------------------------------------------------------
Less current portion                         21,810,833              15,092,083
--------------------------------------------------------------------------------
Total Long-Term Debt                 $       58,248,540      $       83,184,373


Additional borrowings under the Revolving Credit Agreement are available to the Company, as long as at the time of the advance, no default exists with any of the Company loan agreements or the subordinated notes agreement (see Note 4), and total debt outstanding (including term notes outstanding but excluding long-term subordinated debt) does not exceed thirty-six times monthly operating cash flow (as defined). As of December 31, 1997 based on current operating cash flow, the Company would be able to borrow all of the remaining $28,500,000 commitment available.

In addition to the restrictions mentioned above with respect to advances, total debt outstanding (excluding long-term subordinated debt) is limited to forty-eight times monthly operating cash flow. Additionally, total debt outstanding (including subordinated debt) is limited to sixty times monthly operating cash flow. The Company is required to maintain total stockholders' equity of at least $23,500,000 plus fifty percent (50%) of net income (but not losses) at fiscal year end through June 30, 1999. The minimum stockholders' equity required to be maintained is $24,618,040 as of December 31, 1997. The Company is required to maintain a ratio of quarterly operating cash flow to interest expense (as defined) of at least 2.25 to 1. The Company is permitted to pay cash dividends in any one year, which are, in the aggregate, less than 25% of the Company's net operating profit after taxes in the previous four quarters.

Interest on the outstanding borrowings (prior to when the borrowings might be converted to term loans, as discussed below) is at a variable rate, depending on the ratio of the Company's total borrowings (excluding long-term subordinated debt) to operating cash flow (the "Leverage Ratio"). The following table outlines the "Leverage Ratio", the applicable Margin, Unused Commitment Fees and Fixed Note Margin to be discussed below.


                                                UNUSED        FIXED
                                              COMMITMENT       NOTE
LEVERAGE  RATIO                     MARGIN        FEE         MARGIN
--------------------------------------------------------------------
More than 42                         .250%       .375         2.25%
More than 36 and less than 42        .500%       .250%        2.25%
More than 30 and less than 36        .750%       .250%        2.00%
More than 24 and less than 30       1.000%       .250%        2.00%
More than 18 and less than 24       1.250%       .125%        1.75%
Less than 18                        1.375%       .125%        1.75%


The Revolving Credit Rate is the First National Bank of Omaha's "National Base Rate", minus the applicable Margin. The base rate is adjusted monthly, with the interest rate margin (as defined above) changed quarterly. As of December 31, 1997, the Revolving Credit Rate is 7.25%.

The Company has the option to convert the outstanding revolving credit borrowings to term loans at any time, payable in forty-eight fixed principal installments, plus interest. Interest on the converted term loans is at the Company's option, a variable interest rate of 1/4% over the Revolving Credit Rate or at a fixed rate of 1/2% over the Revolving Credit Rate or the applicable Fixed Note Margin (based on the "Leverage Ratio") over the average of the 3 and 5 year U. S. treasury securities, as quoted in the prior month "Federal Reserve Statistical Release", whichever is greater. As of December 31, 1997, $4,500,000 of the total borrowings outstanding had not been converted to term loans. As of December 31, 1997, $35,151,040 of term loans were outstanding with monthly installments due up through 2001 having interest rates ranging from 7.865% to 9.25%.

The Company pays a commitment fee of 1/8 - 3/8% on the unused portion of the total revolving credit commitment based on the "Leverage Ratio". As of December 31, 1997 the commitment fee was 1/8% on all unused revolving credit commitment. Additionally, if total borrowings (excluding long-term subordinated debt) exceed 36 times the Operating Cash Flow (as defined), the Company will be required to pay a closing fee of 1/2% on all new borrowings made after that point in time. In the event the total borrowings exceed 36 times Operating Cash Flow, any term note accruing interest at less than 7.5% is included in a "Trigger Event". The Company is obligated to pay the holders of such term notes a fee of 0.375% of the outstanding balance of the notes upon the occurrence of the Trigger Event and like amounts on the six month anniversary and the twelve month anniversary of the Trigger Event.

The Company has a Term Credit Agreement dated February 26, 1997, with a group of banks providing for an aggregate principal amount of $48,490,000 to be repaid in 72 fixed principal installments beginning January 31, 1997. As of December 31,1997, the principal balance was $40,408,333 with $21,157,500 accruing at a variable interest rate of NY prime rate less one-half of one percent, or 8.00% and the remaining $19,250,833 accruing at fixed interest rates ranging from 8.25% to 8.36%.

During 1992, the Company entered into a loan agreement and borrowed $2,000,000 solely for the repurchase of the Company's outstanding common stock (the "Stock Repurchase" Agreement). As of December 31, 1997, the amounts borrowed under the Stock Repurchase Agreement, have been fully repaid.


                 MINIMUM PRINCIPLE MATURITIES OF LONG-TERM DEBT*
--------------------------------------------------------------------------------
Year ending December 31,


        1998                                                 $       21,810,833
        1999                                                         17,628,540
        2000                                                         17,581,667
        2001                                                         10,456,667
        2002 and after                                                8,081,666
--------------------------------------------------------------------------------
Total                                                        $       75,559,373


* Excluding revolving credit line.

The revolving credit lines are classified as long-term debt since the Company has the ability and the intent to maintain these obligations for longer than one year. Substantially all of the Company's assets are pledged as collateral under the Company's long-term debt and loan agreements.


4.  SUBORDINATED LONG-TERM NOTES
--------------------------------------------------------------------------------
On June 30, 1994, the Company sold to one investor $15,000,000 of its 11.25% subordinated long-term notes in a private placement transaction (the "subordinated debt"). The subordinated debt is subordinated in right of payment to all current and future senior debt. Interest on the subordinated debt is scheduled to be paid quarterly, with principle due in five equal annual installments beginning on June 30, 2000.

The Company has the option to prepay the subordinated debt on any date after June 30, 1997 at a premium beginning at

7.5% of the principal prepaid, and decreasing by 1.5% per year until June 30, 2002 when no premium is required. There are also provisions for mandatory prepayment upon a change in ownership control (as defined), at a premium beginning at 12.0% of the principal prepaid during the period ended June 30, 1995 and decreasing by 1.5% per year until June 30, 2002 when no premium is required.

The subordinated debt agreement contains a cross-acceleration clause, whereby the subordinated debt will become immediately due and payable upon a payment default on the revolving and term credit agreements. Other subordinated debt financial covenants and restrictions are generally less restrictive than those of the other loan agreements.

The Company also issued a warrant to the investor to purchase 75,000 shares of the Company's $.001 par value common stock at $7.39 per share (as adjusted after the three-for-one stock split) on or before June 30, 2004. In connection with the issuance of the warrant to purchase common stock, the Company recorded a $635,000 credit to additional paid-in capital and a related debt discount, which represented an estimate of the fair value of the warrant issued.

5.  INCOME  TAXES
--------------------------------------------------------------------------------

Components  of the income tax (benefit) provision are as follows:
                                      1997           1996               1995
--------------------------------------------------------------------------------
Current                         $    115,000     $   34,000          $  125,000
Deferred                           1,056,000       (480,000)           (239,000)
--------------------------------------------------------------------------------
                                $  1,171,000     $ (446,000)         $ (114,000)

The income tax (benefit) provision differs from the (benefit) provision at federal statutory rates for the following reasons:

                                      1997           1996               1995
--------------------------------------------------------------------------------

Federal                        $   1,158,000     $ (477,000)         $ (139,000)
State taxes                           68,000        (28,000)              1,000
Other                                (55,000)        59,000              24,000
--------------------------------------------------------------------------------
                               $   1,171,000     $ (446,000)         $ (114,000)


The components of deferred tax liability (asset) are as follows:



                                              1997                      1996
--------------------------------------------------------------------------------
Depreciation                            $  6,573,000               $  6,411,000
Net operating loss carryforwards          (8,101,000)                (8,301,000)
Other                                        182,000                    282,000
--------------------------------------------------------------------------------
Net Deferred Asset                      $ (1,346,000)              $ (1,608,000)


The Company had approximately $22,500,000 of unused net operating loss (NOL) carryforwards at December 31, 1997. The NOL carryforwards will expire in the years 2002 to 2012. In addition, the Company is reflecting in the Other Assets approximately $911,000 relating to pending IRS refund claims.

6. CAPITAL STOCK
--------------------------------------------------------------------------------
The Company's articles of incorporation provide for the authorization of 1,000,000 shares of $.50 par value per share preferred stock. The preferred stock, none of which has been issued, presently has no voting rights or other features, although the articles of incorporation contain provisions to adopt various features or privileges at the discretion of the Board of Directors

In September 1992, the Company's Board of Directors authorized the repurchase of up to 350,000 shares of the Company's outstanding common stock. The purchases are to be made from time to time in the open market or in arranged transactions at such price or prices as company officers may deem advisable. The Company has purchased 150,000 shares of outstanding common stock since September 1992. The common stock repurchased may be used to provide shares for the Company's existing stock options and warrants outstanding.

As part of the May 3, 1996 acquisition of Broadcast Partners, the Company sold 948,000 (split adjusted) shares through a private placement transaction.

During the second quarter of 1996, the Company effectuated a three-for-one common stock split, payable June 28, 1996 to stockholders of record June 14, 1996. The stated par value of each share was not changed from $.001. A total of $7,383 was reclassified from the Company's additional paid in capital account to the Company's common stock account.

7.  BENEFIT  PLAN
--------------------------------------------------------------------------------
The Company has a defined contribution plan under provisions of Internal Revenue Code Section 401(k). All employees with at least one year of service may participate in the plan. The Company matches the employee's contribution up to 4% of the employee's compensation, and may make additional discretionary contributions. During 1997, 1996 and 1995, the Company contributed $848,000, $671,000 and $482,000, respectively, to the plan as matching contributions.

 8. STOCK-BASED COMPENSATION
--------------------------------------------------------------------------------
The Company has employee and director stock option plans with aggregate limits of 2,800,000 shares for the employee plan and 210,000 shares for the non-employee director plan. The exercise price of the stock options is equal to the market value of the Company's common stock on the date of grant. The options are exercisable for a period of up to ten years from the date of grant and generally vest equally over a period of three years.

At December 31, 1997, shares of the Company's authorized but unissued common stock were reserved for issuance as follows:

                                        SHARES
-----------------------------------------------
Employee stock option plan              880,663
Non-employee director plan              100,503
-----------------------------------------------
Total                                   981,166


The Company accounts for its stock-based compensation plans under the provisions of APB 25. Accordingly, no compensation cost has been recognized for its fixed stock option plans.

The effect on 1997, 1996 and 1995 net income (loss) and income (loss) per share of accounting for stock-based compensation based on the fair value method at the grant dates consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, are shown in the pro forma information below:



                                       1997           1996           1995
--------------------------------------------------------------------------------
Net Income (Loss)
        As Reported               $ 2,236,081     $  (958,306)     $ (283,076)
        Proforma                  $   920,827     $(2,452,206)     $ (675,125)
Diluted Income (Loss) per share
        As Reported               $      0.19     $     (0.09)     $    (0.03)
        Proforma                  $      0.08     $     (0.23)     $    (0.07)
--------------------------------------------------------------------------------
Fair Value                        $     11.56     $      8.22      $     3.21


The fair value for options granted under the above mentioned plans was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                         1997            1996            1995
--------------------------------------------------------------------------------
Risk-free interest rate                 5.5 %           5.4 %           7.8 %
Dividend yield                          0.0 %           0.0 %           0.0 %
Expected volatility                    51.0 %          56.0 %          54.0 %
Expected life (years)                    5.60            4.75            4.25



The following table summarizes the stock options as of December 31, 1997, 1996, 1995:


                                              1997                         1996                       1995
-----------------------------------------------------------------------------------------------------------------------
                                               Weighted-Average             Weighted-Average           Weighted-Average
                                      Shares    Exercise Price     Shares    Exercise Price    Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    1,520,810     $    9.04      1,276,959     $   5.79        988,185     $ 5.57
-----------------------------------------------------------------------------------------------------------------------
Granted                               207,350     $   21.60        538,800     $  15.64        401,250     $ 6.23
Exercised                            (119,644)    $    8.33       (134,878)    $   5.64        (70,224)    $ 4.74
Cancelled                             (62,084)    $   14.23       (160,071)    $   7.93        (42,252)    $ 6.32
-----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year          1,546,432     $   10.55      1,520,810     $   9.04      1,276,959     $ 5.79
-----------------------------------------------------------------------------------------------------------------------
Exercisable at end of year            968,834     $    7.25        741,409     $   5.67        629,811     $ 5.08



The following table summarizes the stock options outstanding as of December 31, 1997:


                                           OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------------------
                                Shares      Weighted-Average   Weighted-Average     Shares        Weighted-Average
Range of Exercise Prices     Outstanding     Remaining Life     Exercise Price     Exercisable     Exercise Price
------------------------------------------------------------------------------------------------------------------
$  0.00 -  $  4.67             432,629         4.0 years            $  4.30          428,129          $  4.34
$  4.75 -  $  8.83             451,983         6.1 years            $  6.60          375,335          $  6.82
$  9.67 -  $ 14.42               2,050          7.7 years           $ 11.67            1,950          $ 11.53
$ 15.50 -  $ 31.50             659,770          8.3 years           $ 17.36          163,420          $ 15.81
------------------------------------------------------------------------------------------------------------------
$  0.00 -  $ 31.50           1,546,432          6.5 years           $ 10.55          968,834          $  7.25


9. EARNINGS PER SHARE
--------------------------------------------------------------------------------


The following table provides a reconciliation between basic and diluted earnings per share.
                                             1997                            1996                               1995
------------------------------------------------------------------------------------------------------------------------------------
                                                        Per-Share                       Per-Share                        Per-Share
                                  Income      Shares     Amount    Income      Shares     Amount     Income      Shares    Amount
------------------------------------------------------------------------------------------------------------------------------------
Basic EPS
   Net Income (Loss)           $ 2,236,081  11,100,684  $ 0.20  $ (958,306)  10,657,893  $ (0.09)  $ (283,076)  9,908,592  $(0.03)
Effect of Dilutive Securities
   Stock Options and Warrants            -     981,872       -           -            -        -            -           -       -
------------------------------------------------------------------------------------------------------------------------------------
Diluted EPS                    $ 2,236,081  12,082,556  $ 0.19  $ (958,306)  10,657,893  $  0.09)  $ (283,076)  9,908,592  $(0.03)
------------------------------------------------------------------------------------------------------------------------------------

10. LEASES
--------------------------------------------------------------------------------
The Company leases the right to subsidiary channel authorizations from FM radio stations and satellite network transmission capacity to broadcast the Company's information service to its subscribers. These leases are accounted for as operating leases and are for varying periods of one to ten years and contain annual renewal options for periods of up to five years.

The Company also has various operating leases for office space, warehouse facilities and equipment. These leases expire on various dates through 2005 and generally provide for renewal options at the end of the lease. The Company is generally obligated to pay the cost of property taxes, insurance, utilities and maintenance on the leases.

Future minimum lease payments under all non-cancelable operating leases at December 31, 1997 are as follows:

Year ending December 31,
--------------------------------------------------
        1998                         $   4,898,000
        1999                             4,090,000
        2000                             3,846,000
        2001                             3,062,000
        2002                             2,156,000
        2003 and after                   4,100,000
--------------------------------------------------
Total future minimum lease payments   $ 22,152,000

Total rent expense on all operating leases was $4,842,000, $3,459,000 and $2,712,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                                     NOTES
--------------------------------------------------------------------------------

                                      NOTES
--------------------------------------------------------------------------------


                                                      QUARTERLY DATA (UNAUDITED)
---------------------------------------------------------------------------------------------------------------------

                                                  Data Transmission Network Corporation


                                        OPERATING       PRE-TAX                NET INCOME (LOSS)           TOTAL
                                                                           --------------------------
                        REVENUES        CASH FLOW1     INCOME (LOSS)       AMOUNT        DILUTED EPS2    SUBSCRIBERS
--------------------------------------------------------------------------------------------------------------------
Fiscal 1997
        First       $  29,466,873     $ 13,141,205      $   566,619       $    361,619       $ .03        151,800
        Second         31,391,287       13,508,667          757,061            485,561         .04        153,700
        Third          32,216,238       13,770,835          891,300            571,800         .05        155,700
        Fourth         33,299,954       14,278,001        1,192,101            817,101         .07        158,800
--------------------------------------------------------------------------------------------------------------------
Year                $ 126,374,352     $ 54,698,708      $ 3,407,081       $  2,236,081       $ .19        158,800
--------------------------------------------------------------------------------------------------------------------
Fiscal 1996
        First       $  19,113,017     $  6,502,483      $  (557,991)      $   (356,991)      $(.04)        99,600
        Second         24,194,864        9,592,827         (701,346)          (447,346)       (.04)       142,000
        Third          27,141,339       11,759,893         (328,503)          (260,003)       (.02)       144,100
        Fourth         27,934,493       12,522,225          183,534            106,034          .01       145,900
--------------------------------------------------------------------------------------------------------------------
Year                $  98,383,713     $ 40,377,428      $(1,404,306)      $   (958,306)      $ (.09)      145,900


1 Operating income before depreciation and amortization expense.
2 Net income per share for each of the four quarters may not agree to net income per share for the year due to rounding.




                              TRADING INFORMATION
--------------------------------------------------------------------------------
                         MARKET PRICE 1997             MARKET PRICE 1996
                    --------------------------       ---------------------------
QUARTER ENDED       HIGH        LOW       LAST       HIGH        LOW       LAST

   March 31        28 3/4     21 1/4     26 1/4     16 5/8     13 5/8     15 3/8
   June 30         33 1/4     22 3/4     31 3/4     23         15 5/8     21 3/8
   September 30    32 1/2     27 1/4     29 1/2     26 1/2     17         21
   December 31     32 5/8     25 3/4     28         23         19 3/4     22 1/4


The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock MarketSM under the symbol: DTLN. On December 31, 1997, there were approximately 500 stockholders of record, not including beneficial holders whose shares are held in names other than their own.

                               BOARD OF DIRECTORS
--------------------------------------------------------------------------------
                     Data Transmission Network Corporation

Roger R. Brodersen
Chairman of the Board
Chief Executive Officer
Data Transmission Network Corp.

Robert S. Herman
Senior Vice President
Data Transmission Network Corp.

David K. Karnes
President
Chief Executive Officer
The Fairmont Group Inc.
Of Counsel, Kutak Rock law firm

J. Michael Parks
President
Chief Executive Officer
Alliance Data Systems

Jay E. Ricks
Chairman of the Board
Douglas Communications Corp.

Greg T. Sloma
President
Chief Operating Officer
Data Transmission Network Corp.

Roger W. Wallace
Senior Vice President
Data Transmission Network Corp.


                               CORPORATE OFFICERS
--------------------------------------------------------------------------------
                     Data Transmission Network Corporation

Roger R. Brodersen
Chairman of the Board
Chief Executive Officer

Greg T. Sloma
President
Chief Operating Officer

Robert S. Herman
Senior Vice President
Research and Technology

James J. Marquiss
Senior Vice President
Co-President, Ag Division

Roger W. Wallace
Senior Vice President
Co-President, Ag Division

Charles R. Wood
Senior Vice President
President, Financial Services

Keith A. Cook
Vice President
Auto Services

William R. Davison
Vice President
President, Ag Services

Scott Fleck
Vice President
Director of Engineering

H. Wade German
Vice President
Business Research

Brian L. Larson
Vice President
Chief Financial Officer
Secretary and Treasurer

Gordon R. Lundy
Vice President
President, Energy Services

James G. Payne
Vice President
Services Support and Special Projects

                              INVESTOR INFORMATION
--------------------------------------------------------------------------------
CORPORATE HEADQUARTERS
Data Transmission Network Corporation
9110 West Dodge Road, Suite 200
Omaha, NE 68114
(402) 390-2328
www.dtn.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP

STOCK TRANSFER AGENT
First National Bank of Omaha
Attn: Corporate Trust Services
One First National Center
Omaha, Nebraska 68102

ANNUAL SHAREHOLDERS MEETING
The annual shareholders meeting will be held on:
Wednesday, April 22, 1998 at 10:00 A.M., at the Best Western Regency West, 909 South 107 Avenue, Omaha, Nebraska.

FORM 10-K
A copy of the company's form 10-K filed with the securities and exchange commission is available without charge upon written request to:

Secretary
Data Transmission Network Corporation
9110 West Dodge Road, Suite 200
Omaha, Nebraska 68114

DIVIDENDS
The Company has never paid any dividends and has no present intention of so doing. Payment of cash dividends in the future, if any, will be determined by the Board of Directors in light of the Company's earnings, financial condition and other relevant considerations.

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